SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2012 to 09/30/2012	7
1/1/2011 to 09/30/2011	8
Statement of Added Value	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2012 to 09/30/2012	15
1/1/2011 to 09/30/2011	16
Statement of Added Value	17
Comments on the Company’s Consolidated Performance	18
Notes to the Financial Statements	30
Reports and Statements
Unqualified Independent Auditors’ Review Report	106

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 09/30/2012
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

		Current Quarter	YTD Previous Year
Code	Description	9/30/2012	12/31/2011
1	Total assets	47,114,738	45,582,817
1.01	Current assets	7,885,563	8,886,953
1.01.01	Cash and cash equivalents	2,907,275	2,073,244
1.01.03	Trade receivables	1,972,194	3,516,800
1.01.04	Inventories	2,711,359	2,885,617
1.01.08	Other current assets	294,735	411,292
1.02	Non-current Assets	39,229,175	36,695,864
1.02.01	Long-term receivables	4,929,202	3,852,937
1.02.01.03	Trade receivables	10,322	10,202
1.02.01.06	Deferred taxes	2,020,167	1,300,650
1.02.01.08	Receivables from related parties	455,624	125,843
1.02.01.09	Other non-current assets	2,443,089	2,416,242
1.02.02	Investments	22,972,075	22,573,890
1.02.03	Property, plant and equipment	11,309,014	10,247,845
1.02.04	Intangible assets	18,884	21,192

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		Current Quarter	YTD Previous Year
Code	Description	9/30/2012	12/31/2011
2	Total liabilities	47.114.738	45.582.817
2.01	Current liabilities	5.224.530	7.351.509
2.01.01	Payroll and related taxes	161.053	123.839
2.01.02	Trade payables	921.583	678.504
2.01.03	Taxes payable	69.834	122.648
2.01.04	Borrowings and financing	2.183.289	4.330.141
2.01.05	Other payables	1.660.151	1.862.247
2.01.06	Provisions	228.620	234.130
2.01.06.01	Provision for tax, social security, labor and civil risks	220.819	225.997
2.01.06.01.02	Provision for social security and labor risks	148.457	160.921
2.01.06.01.04	Provision for civil risks	72.362	65.076
2.01.06.02	Other provisions	7.801	8.133
2.01.06.02.03	Provision for environmental liabilities and asset decommissioning	7.801	8.133
2.02	Non-current liabilities	33.857.477	30.245.487
2.02.01	Borrowings and financing	22.244.375	19.091.277
2.02.02	Other payables	9.562.940	9.633.194
2.02.04	Provisions	2.050.162	1.521.016
2.02.04.01	Provision for tax, social security, labor and civil risks	389.000	262.432
2.02.04.01.01	Provision for tax risks	339.492	216.046
2.02.04.01.02	Provision for social security and labor risks	42.602	39.480
2.02.04.01.05	Provision for environmental risks	6.906	6.906
2.02.04.02	Other provisions	1.661.162	1.258.584
2.02.04.02.03	Provision for environmental liabilities and asset decommissioning	396.575	313.094
2.02.04.02.04	Pension and healthcare plan	469.027	469.027
2.02.04.02.05	Provision for losses on investments	795.560	476.463
2.03	Shareholders’ Equity	8.032.731	7.985.821
2.03.01	Issued capital	4.540.000	1.680.947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	4.539.075	7.671.620
2.03.04.01	Legal reserve	336.190	336.190
2.03.04.02	Statutory reserve	3.426.337	5.717.390
2.03.04.08	Additional dividends proposed	0	273.492
2.03.04.10	Investment reserve	776.548	1.344.548
2.03.05	Retained earnings/accumulated losses	(1.100.933)	0
2.03.08	Other comprehensive income	54.559	(1.366.776)

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Parent Company Statements / Statement of Income
(R$ thousand)

			Accumulated in the	Current Quarter of	Accumulated in the
		Current Quarter	Current Year	Previous Year	Previous Year
Code	Description	7/1/2012 to 9/30/2012	1/1/2012 to 9/30/2012	7/1/2011 to 9/30/2011	1/1/2011 to 9/30/2011
3.01	Net revenue from sales and/or services	2,774,202	7,740,106	2,549,913	7,940,516
3.02	Cost of sales and/or services	(2,158,245)	(5,989,770)	(1,713,932)	(5,302,870)
3.03	Gross profit	615,957	1,750,336	835,981	2,637,646
3.04	Operating expenses/income	72,933	(1,237,082)	1,820,890	2,987,930
3.04.01	Selling expenses	(86,123)	(233,420)	(67,096)	(245,228)
3.04.02	General and administrative expenses	(80,939)	(248,472)	(75,056)	(260,803)
3.04.04	Other operating income	1,607	72,781	11,313	142,693
3.04.05	Other operating expenses	(103,289)	(1,676,769)	(67,030)	(292,303)
3.04.06	Share of profits (losses) of investees	341,677	848,798	2,018,759	3,643,571
3.05	Profit before finance income (costs) and taxes	688,890	513,254	2,656,871	5,625,576
3.06	Finance income (costs)	(661,975)	(2,337,669)	(1,734,836)	(2,738,240)
3.06.01	Finance income	31,566	154,762	98,489	206,485
3.06.02	Finance costs	(693,541)	(2,492,431)	(1,830,325)	(2,944,725)
3.06.02.01	Net exchange gains (losses) on financial instruments	(31,092)	(387,161)	(1,188,878)	(726,416)
3.06.02.02	Finance costs	(662,449)	(2,105,270)	(641,447)	(2,218,309)
3.07	Profit (loss) before taxes on income	26,915	(1,824,415)	922,035	2,887,336
3.08	Income tax and social contribution	142,799	1,072,463	196,152	(13,146)
3.09	Profit (loss) from continuing operations	169,714	(751,952)	1,118,187	2,874,190
3.11	Profit (loss) for the period	169,714	(751,952)	1,118,187	2,874,190
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.11640	-0.51575	0.76695	1.97136
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.11640	-0.51575	0.76695	1.97136

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)

			Accumulated in the	Current Quarter of	Accumulated in the
		Current Quarter	Current Year	Previous Year	Previous Year
Code	Description	7/1/2012 to 9/30/2012	1/1/2012 to 9/30/2012	7/1/2011 to 9/30/2011	1/1/2011 to 9/30/2011
4.01	Profit (loss) for the period	169,714	(751,952)	1,118,187	2,874,190
4.02	Other comprehensive income	520,495	1,421,335	(81,010)	(961,234)
4.02.01	Exchange differences arising on translating foreign operations	15,116	148,517	241,753	183,820
4.02.03	Net change in the fair value on available-for-sale financial assets	505,379	1,272,818	(322,763)	(446,890)
4.02.04	Sale of available-for-sale assets	0	0	0	(698,164)
4.03	Comprehensive income for the period	690,209	669,383	1,037,177	1,912,956

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Parent Company Statements / Statement of Cash Flows - Indirect Method
(R$ thousand)

		Accumulated in the	Accumulated in the
		Current Year	Previous Year
Code	Description	1/1/2012 to 9/30/2012	1/1/2011 to 9/30/2011
6.01	Net cash generated by operating activities	1,894,029	1,742,853
6.01.01	Cash flows from operating activities	1,827,687	2,523,696
6.01.01.01	Profit (loss) for the period	(751,952)	2,874,190
6.01.01.02	Accrued charges on borrowings and financing	1,859,042	2,018,743
6.01.01.03	Depreciation/ depletion / amortization	681,805	551,807
6.01.01.04	Losses on equity interests	(848,798)	(3,643,571)
6.01.01.05	Deferred income tax and social contribution	(1,072,463)	13,146
6.01.01.06	Allowance for losses on receivables	0	(116,335)
6.01.01.07	Provisions for tax, social security, labor and civil risks	211,959	28,406
6.01.01.08	Inflation adjustment and exchange differences, net	387,161	726,416
6.01.01.09	Other provisions	104,465	37,812
6.01.01.10	Residual value of long-lived assets writen off	3,617	16,745
6.01.01.14	Gain on derivative transactions	7,827	16,337
6.01.01.15	Impairment of available-for-sale security	1,245,024	0
6.01.02	Changes in assets and liabilities	66,342	(780,843)
6.01.02.01	Trade receivables – third parties	3,977	15,426
6.01.02.02	Related Parties receivables	1,199,120	(627,425)
6.01.02.03	Inventories	177,714	(355,494)
6.01.02.04	Receivables from jointly controlled entities	124,943	1,069,881
6.01.02.05	Taxes available for offset	114,407	(11,596)
6.01.02.06	Trade payables	218,604	122,517
6.01.02.07	Payroll and related taxes	(1,367)	(89,758)
6.01.02.08	Taxes	(44,541)	118,998
6.01.02.09	Trade payables - Subsidiaries	(244)	(5,704)
6.01.02.10	Tax, social security, labor and civil risks liabilities	(7,087)	68,813
6.01.02.12	Taxes in installments - REFIS	(229,846)	(201,678)
6.01.02.13	Judicial deposits	(25,894)	(9,804)
6.01.02.14	Dividends received from subsidiaries	28,403	416,043
6.01.02.15	Interest paid - third parties	(1,474,762)	(1,172,793)
6.01.02.16	Interest on swap paid	(8,856)	(16,419)
6.01.02.18	Other	(8,229)	(101,850)
6.02	Net cash used in investing activities	(13,600)	(3,250,658)
6.02.01	Investments/advances for future capital increase	(682,127)	(1,767,752)
6.02.02	Property, plant and equipment	(1,186,681)	(1,483,936)
6.02.03	Cash from acquisition of subsidiaries	0	1,030
6.02.04	Capital reduction in subsidiary	1,855,208	0
6.03	Net cash generated by (used in) financing activities	(1,046,398)	4,685,078
6.03.01	Borrowings and financing raised - third parties	2,630,092	6,679,428
6.03.02	Borrowings and financing raised - related parties	0	727,053
6.03.03	Repayments of principal - third parties	(2,213,319)	(641,881)
6.03.04	Repayments of principal - related parties	(263,439)	(223,144)
6.03.05	Dividends and interest on capital paid	(1,199,732)	(1,856,378)
6.05	Increase in cash and securities	834,031	3,177,273
6.05.01	Cash and cash equivalents at the beginning of the period	2,073,244	108,297
6.05.02	Cash and cash equivalents (except derivative assets) at the end of the period	2,907,275	3,285,570

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 9/30/2012
(R$ thousand)

			Capital reserve,		Retained	Other
			granted options and		earnings/accumulat	comprehensive	Shareholders´
Code	Description	Paid-in capital	treasury shares	Earnings reserve	ed losses	income	Equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.04	Capital transactions with owners	2,859,053	0	(3,132,545)	(348,981)	0	(622,473)
5.04.01	Capital increases	2,859,053	0	(2,859,053)	0	0	0
5.04.07	Interest on Capital	0	0	0	(348,981)	0	(348,981)
5.04.10	Approval of prior year’s proposed dividends	0	0	(273,492)	0	0	(273,492)
5.05	Total comprehensive income	0	0	0	(751,952)	1,421,335	669,383
5.05.01	Loss for the period	0	0	0	(751,952)	0	(751,952)
5.05.02	Other comprehensive income	0	0	0	0	1,421,335	1,421,335
5.05.02.04	Translation adjustments for the period	0	0	0	0	148,517	148,517
5.05.02.08	Net change in the fair value on available-for-sale financial assets	0	0	0	0	1,272,818	1,272,818
5.07	Closing balances	4,540,000	30	4,539,075	(1,100,933)	54,559	8,032,731

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Parent Company Statements / Statement of Changes in Shareholders´Equity -1/1/2011 to 9/30/2011
(R$ thousand)

			Capital reserve,		Retained	Other
			granted options and		earnings/accumulat	comprehensive	Shareholders´
Code	Description	Paid-in capital	treasury shares	Earnings reserve	ed losses	income	Equity
5.01	Opening balances	1.680.947	30	6.119.798	0	(168.015)	7.632.760
5.03	Adjusted opening balances	1.680.947	30	6.119.798	0	(168.015)	7.632.760
5.04	Capital transactions with owners	0	0	(1.227.703)	0	0	(1.227.703)
5.04.06	Dividends	0	0	(1.227.703)	0	0	(1.227.703)
5.05	Total comprehensive income	0	0	0	2.874.190	(961.234)	1.912.956
5.05.01	Profit for the period	0	0	0	2.874.190	0	2.847.190
5.05.02	Other comprehensive income	0	0	0	0	(961.234)	(961.234)
5.05.02.04	Translation adjustments for the period	0	0	0	0	183.820	183.820
5.05.02.08	Net change in the fair value on available-for-sale financial assets	0	0	0	0	(446.890)	(446.890)
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	(698.164)	(698.164)
5.07	Closing balances	1.680.947	30	4.892.095	2.874.190	(1.129.249)	8.318.013

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Parent Company Statements / Statement of Added Value
(R$ thousand)

		Accumulated in the	Accumulated in the
		Current Year	Previous Year
Code	Description	1/1/2012 to 9/30/2012	1/1/2011 to 9/30/2011
7.01	Revenues	9,725,057	9,946,619
7.01.01	Sales of products and services	9,691,778	9,948,005
7.01.02	Other revenues/expenses	18,477	(5,501)
7.01.04	Recognition/reversal of allowance for doubtful debts	14,802	4,115
7.02	Inputs purchased from third parties	(7,762,360)	(5,739,436)
7.02.01	Costs of sales and services	(5,673,306)	(5,169,010)
7.02.02	Materials, electric. power, outside services and other	(825,246)	(556,486)
7.02.03	Impairment/recovery of assets	(1,263,808)	(13,940)
7.03	Gross value added	1,962,697	4,207,183
7.04	Retentions	(681,805)	(551,807)
7.04.01	Depreciation, amortization and depletion	(681,805)	(551,807)
7.05	Wealth created	1,280,892	3,655,376
7.06	Value added received as transfer	1,293,184	3,980,789
7.06.01	Share of profits of investees	848,798	3,643,571
7.06.02	Finance income/exchange gains	444,667	334,901
7.06.03	Other	(281)	2,317
7.07	Wealth for distribution	2,574,076	7,636,165
7.08	Wealth distributed	2,574,076	7,636,165
7.08.01	Personnel	705,196	775,808
7.08.01.01	Salaries and wages	533,861	610,455
7.08.01.02	Benefits	123,909	128,738
7.08.01.03	Severance pay fund (FGTS)	47,426	36,615
7.08.02	Taxes and contributions	(164,155)	912,213
7.08.02.01	Federal	(302,491)	718,517
7.08.02.02	State	112,388	171,566
7.08.02.03	Municipal	25,948	22,130
7.08.03	Lenders and lessors	2,784,987	3,073,954
7.08.03.01	Interest	2,781,702	3,073,141
7.08.03.02	Leases	3,285	813
7.08.04	Shareholders	(751,952)	2,874,190
7.08.04.01	Interest on capital	348,981	0
7.08.04.03	Retained earnings/(accumulated losses) for the year	(1,100,933)	2,874,190

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Consolidated Company Statements / Balance Sheet - Assets
(R$ thousand)

		Current Quarter	YTD Previous Year
Code	Description	9/30/2012	12/31/2011
1	Total assets	49,365,081	46,869,702
1.01	Current assets	21,024,857	21,944,306
1.01.01	Cash and cash equivalents	14,553,711	15,417,393
1.01.03	Trade receivables	1,813,323	1,616,206
1.01.04	Inventories	3,583,346	3,734,984
1.01.08	Other current assets	1,074,477	1,175,723
1.02	Non-current Assets	28,340,224	24,925,396
1.02.01	Long-term receivables	5,434,522	4,856,721
1.02.01.02	Short-term investments measured at amortized cost	119,922	139,679
1.02.01.03	Trade receivables	9,186	10,043
1.02.01.06	Deferred taxes	2,419,929	1,840,773
1.02.01.09	Other non-current assets	2,885,485	2,866,226
1.02.02	Investments	1,923,283	2,088,225
1.02.03	Property, plant and equipment	20,164,127	17,377,076
1.02.04	Intangible assets	818,292	603,374

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Consolidated Company Statements / Balance Sheet - Liabilities
(R$ thousand)

		Current Quarter	YTD Previous Year
Code	Description	9/30/2012	12/31/2011
2	Total liabilities	49.365.081	46.869.702
2.01	Current liabilities	5.633.091	6.496.947
2.01.01	Payroll and related taxes	272.449	202.469
2.01.02	Trade payables	1.650.324	1.232.075
2.01.03	Taxes payable	288.210	325.132
2.01.04	Borrowings and financing	1.989.384	2.702.083
2.01.05	Other payables	1.130.676	1.728.445
2.01.06	Provisions	302.048	306.743
2.01.06.01	Provision for tax, social security, labor and civil risks	289.442	292.178
2.01.06.01.01	Provision for tax risks	0	220
2.01.06.01.02	Provision for social security and labor risks	192.964	204.615
2.01.06.01.04	Provision for civil risks	96.478	87.343
2.01.06.02	Other provisions	12.606	14.565
2.01.06.02.03	Provision for environmental liabilities and asset decommissioning	12.606	14.565
2.02	Non-current liabilities	35.292.945	31.955.585
2.02.01	Borrowings and financing	28.208.397	25.186.505
2.02.02	Other payables	5.594.437	5.593.520
2.02.03	Deferred taxes	167.115	37.851
2.02.04	Provisions	1.322.996	1.137.709
2.02.04.01	Provision for tax, social security, labor and civil risks	447.401	346.285
2.02.04.01.01	Provision for tax risks	365.724	244.295
2.02.04.01.02	Provision for social security and labor risks	58.409	79.941
2.02.04.01.04	Provision for civil risks	16.362	15.143
2.02.04.01.05	Provision for environmental risks	6.906	6.906
2.02.04.02	Other provisions	875.595	791.424
2.02.04.02.03	Provision for environmental liabilities and asset decommissioning	406.545	322.374
2.02.04.02.04	Pension and healthcare plan	469.050	469.050
2.03	Shareholders´ Equity	8.439.045	8.417.170
2.03.01	Issued capital	4.540.000	1.680.947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	4.539.075	7.671.620
2.03.04.01	Legal reserve	336.190	336.190
2.03.04.02	Statutory reserve	3.426.337	5.717.390
2.03.04.08	Additional dividends proposed	0	273.492
2.03.04.11	Investment reserve	776.548	1.344.548
2.03.05	Retained earnings/accumulated losses	(1.100.933)	0
2.03.08	Other comprehensive income	54.559	(1.366.776)
2.03.09	Non-controlling interests	406.314	431.349

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Consolidated Company Statements / Statement of Income
(R$ thousand)

			Accumulated in the	Current Quarter of	Accumulated in the
		Current Quarter	Current Year	Previous Year	Previous Year
Code	Description	7/1/2012 to 9/30/2012	1/1/2012 to 9/30/2012	7/1/2011 to 9/30/2011	1/1/2011 to 9/30/2011
3.01	Net revenue from sales and/or services	4,267,174	12,299,740	4,240,694	12,352,894
3.02	Cost of sales and/or services	(3,103,390)	(8,837,043)	(2,522,120)	(7,242,420)
3.03	Gross profit	1,163,784	3,462,697	1,718,574	5,110,474
3.04	Operating expenses/income	(506,442)	(3,542,566)	(382,785)	(449,328)
3.04.01	Selling expenses	(230,355)	(589,854)	(110,633)	(376,402)
3.04.02	General and administrative expenses	(161,145)	(442,993)	(126,486)	(406,464)
3.04.04	Other operating income	23,116	80,370	25,939	762,509
3.04.05	Other operating expenses	(137,979)	(2,590,010)	(171,605)	(428,971)
3.04.06	Share of profits (losses) of investees	(79)	(79)	0	0
3.05	Profit before finance income (costs) and taxes	657,342	(79,869)	1,335,789	4,661,146
3.06	Finance income (costs)	(496,677)	(1,442,776)	(340,500)	(1,508,600)
3.06.01	Finance income	83,912	281,218	220,940	549,850
3.06.02	Finance costs	(580,589)	(1,723,994)	(561,440)	(2,058,450)
3.06.02.01	Net exchange gains (losses) on financial instruments	46,340	263,078	203,056	29,690
3.06.02.02	Finance costs	(626,929)	(1,987,072)	(764,496)	(2,088,140)
3.07	Profit (loss) before taxes on income	160,665	(1,522,645)	995,289	3,152,546
3.08	Income tax and social contribution	(1,570)	725,934	101,941	(302,459)
3.09	Profit (loss) from continuing operations	159,095	(796,711)	1,097,230	2,850,087
3.11	Profit (loss) for the period	159,095	(796,711)	1,097,230	2,850,087
3.11.01	Attributed to owners of the Company	169,714	(751,952)	1,118,187	2,874,190
3.11.02	Attributed to non-controlling interests	(10,619)	(44,759)	(20,957)	(24,103)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.11640	-0.51575	0.76695	1.97136
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.11640	-0.51575	0.76695	1.97136

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Consolidated Company Statements / Statement of Comprehensive Income
(R$ thousand)

			Accumulated in the	Current Quarter of	Accumulated in the
		Current Quarter	Current Year	PreviousYear	PreviousYear
Code	Description	7/1/2012 to 9/30/2012	1/1/2012 to 9/30/2012	7/1/2011 to 9/30/2011	1/1/2011 to 9/30/2011
4.01	Profit (loss) for the period	159,095	(796,711)	1,097,230	2,850,087
4.02	Other comprehensive income	520,495	1,421,335	(81,010)	(961,234)
4.02.01	Exchange differences arising on translating foreign operations	15,116	148,517	241,753	183,820
4.02.03	Net change in the fair value on available-for-sale financial assets	505,379	1,272,818	(322,763)	(446,890)
4.02.04	Sale of available-for-sale assets	0	0	0	(698,164)
4.03	Comprehensive income for the period	679,590	624,624	1,016,220	1,888,853
4.03.01	Owners of the Company	690,209	669,383	1,037,177	1,912,956
4.03.02	Non-controlling interests	(10,619)	(44,759)	(20,957)	(24,103)

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Consolidated Company Statements / Statement of Cash Flows - Indirect Method
(R$ thousand)

		Accumulated in the	Accumulated in the
		Current Year	Previous Year
Code	Description	1/1/2012 to 9/30/2012	1/1/2011 to 9/30/2011
6.01	Net cash generated by operating activities	1,480,859	3,046,346
6.01.01	Cash flows from operating activities	2,989,023	4,955,609
6.01.01.01	Profit (loss) for the period	(796,711)	2,850,087
6.01.01.02	Accrued charges on borrowings and financing	1,727,480	1,869,794
6.01.01.03	Depreciation/ depletion / amortization	890,024	692,914
6.01.01.05	Deferred income tax and social contribution	(926,424)	171,180
6.01.01.07	Provisions for tax, social security, labor and civil risks	191,268	20,303
6.01.01.08	Inflation adjustment and exchange differences, net	(253,139)	(145,703)
6.01.01.09	Residual value of long-lived assets written off	9,529	42,746
6.01.01.12	Realization of available-for-sale security	0	(698,164)
6.01.01.13	Gains (loses) on derivative transactions	(2,112)	132,350
6.01.01.14	Impairment of available-for-sale security	2,022,793	0
6.01.01.15	Gains (losses) on equity interests	79	0
6.01.01.16	Other provisions	126,236	20,102
6.01.02	Changes in assets and liabilities	(1,508,164)	(1,909,263)
6.01.02.01	Trade receivables	(24,929)	(150,639)
6.01.02.02	Inventories	251,413	(670,617)
6.01.02.03	Taxes available for offset	209,230	19,726
6.01.02.04	Trade payables	261,674	184,665
6.01.02.05	Payroll and related taxes	25,468	(76,906)
6.01.02.06	Taxes	(60,658)	167,217
6.01.02.07	Tax, social security, labor and civil risks liabilities	(4,194)	111,113
6.01.02.08	Receivables from jointly controlled entities	(116,919)	561,831
6.01.02.10	Taxes in installments - REFIS	(230,206)	(202,537)
6.01.02.11	Judicial deposits	(16,091)	(10,557)
6.01.02.12	Interest paid	(1,735,269)	(1,446,509)
6.01.02.13	Interest on swap paid	(36,582)	(285,558)
6.01.02.15	Other	(31,101)	(110,492)
6.02	Net cash used in investing activities	(2,754,142)	(3,716,916)
6.02.01	Receipt/payment in derivative transactions	54,813	(120,524)
6.02.02	Investments/advances for future capital increase	(166,915)	(1,823,333)
6.02.03	Property, plant and equipment	(2,355,702)	(3,082,783)
6.02.04	Intangible assets	(673)	(447)
6.02.05	Cash from acquisition of subsidiaries	14,880	0
6.02.06	Payables to subsidiary	0	1,310,171
6.02.07	Acquisition of subsidiaries	(300,545)	0
6.03	Net cash generated by (used in) financing activities	(614,205)	4,752,309
6.03.01	Borrowings and financing raised	3,677,142	7,395,228
6.03.02	Repayments of principal	(2,340,872)	(1,028,831)
6.03.03	Repayments of principal - acquisition of subsidiaries	(806,937)	0
6.03.04	Dividends and interest on capital paid	(1,199,732)	(1,856,378)
6.03.05	Capital contribution by non-controlling shareholders	56,194	242,290
6.04	Changes in cash and cash equivalents	1,023,806	1,314,147
6.05	Increase (decrease) in cash and securities	(863,682)	5,395,886
6.05.01	Cash and cash equivalents at the beginning of the period	15,417,393	10,239,278
6.05.02	Cash and cash equivalents (except derivative assets) at the end of the period	14,553,711	15,635,164

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Consolidated Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 9/30/2012
(R$ thousand)

			Capital reserve,		Retained				Consolidated
			granted optionsand	Earnings	earnings/accumulated	Other comprehensive	Shareholders´	Non-controlling	Shareholders´
Code	Description	Paid-in capital	treasury shares	reserve	losses	income	Equity	interests	Equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.04	Capital transactions with owners	2,859,053	0	(3,132,545)	(348,981)	0	(622,473)	0	(622,473)
5.04.01	Capital increases	2,859,053	0	(2,859,053)	0	0	0	0	0
5.04.07	Interest on Capital	0	0	0	(348,981)	0	(348,981)	0	(348,981)
5.04.10	Approval of prior year’s proposed dividends	0	0	(273,492)	0	0	(273,492)	0	(273,492)
5.05	Total comprehensive income	0	0	0	(751,952)	1,421,335	669,383	(44,759)	624,624
5.05.01	Loss for the period	0	0	0	(751,952)	0	(751,952)	(44,759)	(796,711)
5.05.02	Other comprehensive income	0	0	0	0	1,421,335	1,421,335	0	1,421,335
5.05.02.04	Translation adjustments for the period	0	0	0	0	148,517	148,517	0	148,517
5.05.02.08	Net change in the fair value on available-for-sale financial assets	0	0	0	0	1,272,818	1,272,818	0	1,272,818
5.06	Internal changes in Shareholders´ Equity	0	0	0	0	0	0	19,724	19,724
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	19,724	19,724
5.07	Closing balances	4,540,000	30	4,539,075	(1,100,933)	54,559	8,032,731	406,314	8,439,045

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Consolidated Company Statements /Statement of Changes in Shareholders´Equity -1/1/2011 to 9/30/2011
(R$ thousand)

			Capital reserve,		Retained				Consolidated
			granted optionsand	Earnings	earnings/accumulated	Other comprehensive	Shareholders´	Non-controlling	Shareholders´
Code	Description	Paid-in capital	treasury shares	reserve	losses	income	Equity	interests	Equity
5.01	Opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.04	Capital transactions with owners	0	0	(1,227,703)	0	0	(1,227,703)	0	(1,227,703)
5.04.06	Dividends	0	0	(1,227,703)	0	0	(1,227,703)	0	(1,227,703)
5.05	Total comprehensive income	0	0	0	2,874,190	(961,234)	1,912,956	(24,103)	1,888,853
5.05.01	Profit for the period	0	0	0	2,874,190	0	2,874,190	(24,103)	2,850,087
5.05.02	Other comprehensive income	0	0	0	0	(961,234)	(961,234)	0	(961,234)
5.05.02.04	Translation adjustments for the period	0	0	0	0	183,820	183,820	0	183,820
5.05.02.08	Net change in the fair value on available-for-sale financial assets	0	0	0	0	(446,890)	(446,890)	0	(446,890)
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	(698,164)	(698,164)	0	(698,164)
5.06	Internal changes in Shareholders´ Equity	0	0	0	0	0	0	288,304	288,304
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	288,304	288,304
5.07	Closing balances	1,680,947	30	4,892,095	2,874,190	(1,129,249)	8,318,013	454,129	8,772,142

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Consolidated Company Statements / Statement of Added Value
(R$ thousand)

		Accumulated in the	Accumulated in the
		Current Year	Previous Year
Code	Description	1/1/2012 to 9/30/2012	1/1/2011 to 9/30/2011
7.01	Revenues	14.535.358	15.311.531
7.01.01	Sales of products and services	14.498.769	14.637.332
7.01.02	Other revenues/expenses	21.645	671.663
7.01.04	Recognition/reversal of allowance for doubtful debts	14.944	2.536
7.02	Inputs purchased from third parties	(10.886.282)	(7.342.764)
7.02.01	Costs of sales and services	(7.353.831)	(6.390.140)
7.02.02	Materials, electric. power, outside services and other	(1.479.940)	(936.314)
7.02.03	Impairment/recovery of assets	(2.052.511)	(16.310)
7.03	Gross value added	3.649.076	7.968.767
7.04	Retentions	(890.024)	(692.914)
7.04.01	Depreciation, amortization and depletion	(890.024)	(692.914)
7.05	Wealth created	2.759.052	7.275.853
7.06	Value added received as transfer	1.323.273	2.295.230
7.06.01	Share of profits (losses) of investees	(79)	0
7.06.02	Finance income/exchange gains	1.318.429	2.285.949
7.06.03	Other	4.923	9.281
7.07	Wealth for distribution	4.082.325	9.571.083
7.08	Wealth distributed	4.082.325	9.571.083
7.08.01	Personnel	1.312.877	1.220.891
7.08.01.01	Salaries and wages	997.559	964.442
7.08.01.02	Benefits	239.782	195.667
7.08.01.03	Severance pay fund (FGTS)	75.536	60.782
7.08.02	Taxes and contributions	797.697	1.700.628
7.08.02.01	Federal	410.572	1.291.797
7.08.02.02	State	368.011	379.630
7.08.02.03	Municipal	19.114	29.201
7.08.03	Lenders and lessors	2.768.462	3.799.477
7.08.03.01	Interest	2.760.572	3.794.546
7.08.03.02	Leases	7.890	4.931
7.08.04	Shareholders	(796.711)	2.850.087
7.08.04.01	Interest on capital	348.981	0
7.08.04.03	Retained earnings/(accumulated losses) for the year	(1.100.933)	2.874.190
7.08.04.04	Non-controlling interests	(44.759)	(24.103)

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Economic Scenario

The global economy is still marked by a climate of uncertainty and growth prospects remain low. In the Eurozone, besides political issues, doubts concerning the solidity of the banking system in certain member countries remain. In the United States, the economic recovery remained sluggish, influenced by the political risk of a fiscal squeeze and the reduced momentum of the job market. The outlook for the emerging countries in Asia and Latin America is one of moderate growth, influenced by the weak performance of the mature economies. In this context, the International Monetary Fund (IMF) revised its 2012 global growth estimate down from 3.5% in July to 3.3% in October.

USA

In a fragile global environment, the U.S. economy has still been posting a modest recovery, with growth of 2.0% in 3Q12, chiefly due to increased personal consumption expenses, federal government expenditures and residential investments.

Despite the 0.4% increase in industrial production in September, the latest FED figures indicate a 0.4% reduction in 3Q12. The manufacturing Purchasing Managers Index (PMI), climbed from 49.6 points in August to 51.5 points in September, the first upturn after three consecutive months of decline.

The FED’s Beige Book for September showed that economic activity was still recording moderate growth.

The FED once again reduced its annual GDP forecasts in September. It now expects growth of between 1.7% and 2.0%, versus the 1.9% to 2.4% estimated in July. It also expects annual inflation of between 1.7% and 1.8% and unemployment of between 8.0% and 8.2%.

Europe

According to Eurostat, Eurozone GDP decreased by 0.2% in 2Q12 over the previous quarter, impacted by increasing financial pressures in the region’s peripheral countries. The main peripheral economies are in recession, affecting other European economies due to their strong financial and trade links. The European Central Bank expects Eurozone GDP to shrink by between 0.6% and 0.2% in 2012.

In the UK, preliminary figures are pointing to a GDP upturn of 1% in 3Q12. This positive result was due to the Olympic Games held in August and is the strongest growth recorded in the last 5 years. For 2012, the Bank of England expects annual GDP to remain flat over the year before.

In an attempt to mitigate the scenario, at the beginning of October the Eurozone Finance Ministers launched a new €500 billion rescue fund, called the European Stability Mechanism (ESM), which will allow banks to be recapitalized directly.  However, the resistance of some member countries to partially give up their sovereignty hampers the creation of a fiscal and banking union.

Eurozone manufacturing PMI reached 46.1 points in September, its highest level for six months. The only two countries to record an upturn were Ireland and the Netherlands, with 51.8 and 50.8 points, respectively. France’s slide to 42.7 points was one of the most accentuated in its history.

In August, Eurozone unemployment averaged 11.4%, in line with July’s figure, equivalent to 18.2 million people out of work. Germany, with 5.5%, had one of the lowest rates, while Spain and Greece had the highest –  25.1% and 24.4%, respectively. Annualized inflation reached 2.6% in September, stable when compared to August.

Asia

The Chinese economy has continued to grow, despite the slightly reduced pace. GDP increased by 7.4% in 3Q12, below the 7.6% recorded in 2Q12, marking the seventh consecutive slowdown. The more modest GDP growth this year is primarily due to the reduced pace of exports and investments.

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The Chinese Central Bank estimates a 7.5% GDP growth for 2012, with a recovery in the final quarter of the year.

Chinese manufacturing PMI reached 47.9 points in September, a slight improvement over the 47.6 points registered in August, while year-to-date industrial output recorded growth of 10% over 9M11 and retail sales moved up by 14% in the same period. Inflation between January and September averaged 2.8%.

In Japan, GDP posted annualized growth 0.7% in 2Q12 when compared to the same period in the previous year, while in 1Q12 an annualized growth of 5.3% was registered in relation to 1Q11. This slowdown reflects the end of post-earthquake reconstruction. For 2012 as a whole, the Japanese Center for Economic Research expects growth of 2.0%.

Brazil

The recovery in domestic economic activity has been gradual, but the tendency is for the pace to pick up in the second half, continuing in 2013. Domestic demand has been positively impacted by the government’s monetary policy initiatives and stimulus measures. These effects, together with the public service concession programs and the gradual recovery in confidence, have led to healthy investment prospects.

According to the IBGE (Brazilian Institute of Geography and Statistics), GDP moved up by 0.6% in 1H12 over the first half of 2011. The Central Bank’s latest FOCUS report points to a GDP growth of 1.5% in 2012, below the 3.3% expected at the beginning of the year.

In August, industrial output increased by 1.5% over July, leading to an year-to-date fall of 3.4%, which reflected the negative results at the beginning of 2012.

Inflation measured by the IPCA consumer price index inched up by 0.57% in September, resulting in a rate of 3.77% in the first nine months of 2012.

The Monetary Policy Committee (COPOM) promoted the tenth successive reduction in the Selic base rate, which reached 7.25% in October, having begun the year at 11.00%.

In the first nine months of 2012, the real depreciated by 8.3% over the U.S. dollar, reaching an exchange rate of R$2.03/US$ on September 28, while foreign reserves closed the third quarter at US$379 billion.

Macroeconomic Projections

	2012	2013
IPCA (%)	5.45	5.40
Commercial dollar (final) – R$	2.01	2.01
SELIC (final - %)	7.25	7.75
GDP (%)	1.54	4.00
Industrial Production (%)	-2.10	4.15
Source: FOCUS BACEN	Base: October 26, 2012

Net Revenue

CSN recorded consolidated net revenue of R$4,267 million in 3Q12, 3% up on 2Q12, while net revenue from domestic sales increased by 14%. This improvement was chiefly due to higher steel product sales volume, particularly in the local market, partially offset by the reduction in iron ore prices.

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Cost of goods sold (COGS)

In 3Q12, consolidated COGS reached R$3,103 million, 4% up on the previous quarter, chiefly due to higher steel sales.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$391 million in 3Q12, 20% more than in 2Q12. This increase is chiefly due to retroactive reclassifications in SWT, from COGS to Selling, General and Administrative Expenses.

The “Other Operating Expenses” line was negative by R$115 million in 3Q12, versus a negative R$2,283 million in 2Q12, essentially due to the reclassification of CSN’s accumulated losses from its investments in Usiminas’ common and preferred shares, which were previously booked under other comprehensive income line in Shareholders’ Equity to the income statement in 2Q12.

EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,076 million in 3Q12, 4% down on the R$1,120 million recorded in 2Q12, basically due to lower iron ore prices, partially offset by higher steel sales.

Adjusted EBITDA margin came to 25%, 2 p.p. less than in 2Q12.

Financial Result and Net Debt

The 3Q12 net financial result was negative by R$497 million, chiefly due to the following factors:

▪  Interest on loans and financing totaling R$551 million;

▪  Expenses of R$33 million with the monetary restatement of tax payment installments;

▪  Other financial expenses of R$11 million.

These negative effects were partially offset by:

▪  Returns on financial investments of R$52 million;

▪  Monetary and exchange variations totaling R$46 million.

On September 30, 2012, consolidated net debt stood at R$15.6 billion, stable in relation to the figure of June 30, 2012. It is worth mentioning certain factors that offset one another:

▪  Investments of R$0.8 billion in fixed assets;

▪  A R$0.5 billion effect from disbursements related to debt charges.

These effects were offset by adjusted EBITDA of R$1.1 billion, a R$0.1 billion reduction in working capital and other accumulated effects totaling R$0.1 billion.

The net debt/EBITDA ratio closed the third quarter at 3.28x, based on LTM adjusted EBITDA.

It is worth noting that in September the Company issued non-convertible debentures in the amount of R$1,565 million, maturing in 2015.

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Consolidated Net Income

CSN posted consolidated net income of R$159 million in 3Q12, versus a net loss of R$1.0 billion in 2Q12, when the accounting reclassification described under “Other Operating Expenses” occurred.

Capex

CSN invested R$892 million in 3Q12, R$517 million of which in the parent company, allocated as follows:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$136 million;

✓  Construction of the long steel plant: R$144 million;

✓  Expansion of the clinker plant: R$42 million;

✓  Current investments: R$61 million.

The remaining R$375 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina Logística: R$229 million;

✓  MRS Logística: R$80 million;

✓  Namisa: R$29 million.

Working Capital

Working capital closed 3Q12 at R$2,170 million, R$131 million down on the end of 2Q12, chiefly reflecting the Company's improved management of inventories. Compared to the close of 2Q12, the average inventory turnover period was reduced in six days, the average receivables period was narrowed in one day and the average supplier payment period moved down by two days, improving the cash conversion cycle by five days.

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WORKING CAPITAL (R$ MM)	2Q12	3Q12	Change
			3Q12 x 2Q12
Assets	4,372	4,268	(104)
Accounts Receivable	1,657	1,636	(21)
Inventory (*)	2,648	2,509	(139)
Advances to Taxes	67	123	56
Liabilities	2,071	2,098	27
Suppliers	1,517	1,475	(42)
Salaries and Social Contribution	231	272	41
Taxes Payable	294	289	(5)
Advances from Clients	29	62	33
Working Capital	2,301	2,170	(131)

TURNOVER RATIO Average Periods	2Q12	3Q12	Change
			3Q12 x 2Q12
Receivables	31	30	(1)
Supplier Payment	48	46	(2)
Inventory Turnover	84	78	(6)
Cash Conversion Cycle	67	62	(5)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net revenue by segment (R$ million)

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Adjusted EBITDA by segment (R$ million)

The Company’s consolidated results by business segment are presented below:

R$ million								3Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,917	937	41	284	56	109	(77)	4,267
Domestic Market	2,338	142	41	284	56	109	(125)	2,845
Foreign Market	579	795	-	-	-	-	48	1,422
Cost of Goods Sold	(2,323)	(571)	(21)	(183)	(40)	(76)	110	(3,103)
Gross Profit	594	366	20	101	16	33	34	1,164
Selling, General and Administrative	(216)	(16)	(5)	(25)	(5)	(16)	(108)	(392)
Depreciation	189	48	2	35	4	6	19	304
Adjusted EBITDA	567	398	17	111	14	24	(55)	1,076
Adjusted EBITDA Margin	19%	42%	40%	39%	26%	22%		25%

R$ million								2Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,652	1,117	35	263	57	94	(81)	4,137
Domestic Market	1,968	187	35	263	57	94	(107)	2,497
Foreign Market	684	930	-	-	-	-	27	1,640
Cost of Goods Sold	(2,234)	(535)	(20)	(183)	(33)	(79)	104	(2,981)
Gross Profit	418	581	15	80	24	15	23	1,156
Selling, General and Administrative	(136)	(21)	(5)	(24)	(5)	(18)	(117)	(327)
Depreciation	190	47	2	33	4	8	8	291
Adjusted EBITDA	471	607	12	88	23	6	(86)	1,120
Adjusted EBITDA Margin	18%	54%	33%	34%	40%	6%		27%

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Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.14 billion tonnes in the first nine months of 2012, remaining flat over 9M11, with China, responsible for 535 million tonnes, recording growth of 1%. Existing global capacity use increased from 75.5% in August to 77.7% in September.

The WSA expects global demand to slow, reined in by the European crisis and the reduced pace of Chinese economic growth, and has consequently revised its 2012 apparent steel consumption forecast down to 2.1% from 3.6% in April. For China, it expects growth of 2.5%, less than the 4% announced in April.

According to the Brazilian Steel Institute (IABr), 9M12 domestic production totaled 26.0 million tonnes of crude steel, 3% down on 9M11, and 11.2 million tonnes of rolled flat steel, up by 5% over the same period in 2011.

Domestic flat steel sales stood at 8.5 million tonnes in the first nine months, 1% down on 9M11, while flat steel exports fell 20%, to 1.3 million tonnes.

In the same period, domestic apparent flat steel consumption totaled 10.2 million tonnes, a reduction of 2% over 9M11.

Year-to-date flat steel imports stood at 1.6 million tonnes, 5% less than in the same period last year.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 910 thousand units in 3Q12, 12% up on 2Q12, and 2.5 million in the first nine months of the year, 5.7% less than in 9M11.

Vehicle sales totaled 1.07 million units in 3Q12, a substantial 19% increase over the previous quarter. On the other hand, exports fell by 11% in the same period to 99 thousand units. In the first nine months, sales reached 2.8 million units, 4% up on 9M11, while exports plunged by 18% to 322 thousand units.

Given the recovery in vehicle sales and the record licensing of new vehicles in August, thanks to the IPI (federal VAT) tax reduction, FENABRAVE (the Vehicle Distributors’ Association) has revised its auto market estimates and now expects car and light commercial vehicle sales to grow by 8.0%, versus the previous forecast of a 0.4% reduction.

ANFAVEA is maintaining its annual vehicle licensing growth estimate at between 4% and 5%, with sales of 3.81 million units, including cars, light commercial vehicles, trucks and buses.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of building materials through August increased by 2.1% year-on-year, fueled by the upturn in credit availability for individuals. The institution expects the sector to record growth of 3.4% in 2012.

An ABRAMAT survey indicated increased optimism by sector entrepreneurs in relation to the government’s incentive measures.

Also according to ABRAMAT, 2012 revenue should grow by 3.4%, reaching a new record, while sales of base materials, such as cement and rebars, are expected to increase by 3%.

Home Appliances

According to Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association), appliance sales recorded a 22% year-on-year upturn in the first seven months of 2012.

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The federal government has extended the reduction in IPI (federal VAT) on white goods (refrigerators, washing machines and stoves) until the end of December. As a result, Eletros expects sales of these items to increase by between 15% and 20% in 4Q12 over 4Q11, closing 2012 with annual growth of 15%.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled around 3.3 million tonnes in 9M12, 0.7% more than in 9M11, while purchases by the associated network totaled 3.2 million tonnes, 4.1% more than in 9M11.

Inventories totaled 949 thousand tonnes at the end of September, 1.4% lower than in August, with a turnover of 2.7 months of sales.

INDA has revised its 2012 annual growth estimate down to around 2%, versus its 6% forecast at the beginning of the year.

Consolidated Sales Volume

CSN sold a record of 1.6 million tonnes of steel in 3Q12, 13% more than in 2Q12.  Of this total, 79% was sold on the domestic market (5 p.p. up on 2Q12), 19% by overseas subsidiaries and direct exports accounted for 2%.

Domestic Sales Volume

Domestic sales totaled a record of 1.3 million tonnes in 3Q12, 21% up on 2Q12, reflecting the Company’s strategy of prioritizing the domestic market.

Foreign Sales Volume

Foreign steel sales reached 332 thousand tonnes in 3Q12. Of this total, the Company’s overseas subsidiaries sold 297 thousand tonnes, with SWT alone accounting for 191 thousand tonnes. Direct exports totaled 35 thousand tonnes.

Prices

Net revenue per tonne averaged R$1,815 in 3Q12, stable in relation to the R$1,814 recorded in 2Q12.

Consolidated Net Revenue

Net revenue from steel operations totaled R$2,917 million in the third quarter, a 10% increase in relation to 2Q12.

Consolidated Cost of Goods Sold (COGS)

Steel segment COGS reached R$2,323 million in 3Q12, 4% up on the 2Q12 figure, chiefly due to higher sales volume. It is important to highlight that COGS of R$1,462 per tonne in 3Q12 presented an 8% reduction in relation to R$1,582 per tonne in 2Q12.

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Consolidated Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$567 million in 3Q12, 20% up on the R$471 million recorded in 2Q12, basically due to the effects described above, accompanied by an adjusted EBITDA margin of 19%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.3 million tonnes of crude steel in 3Q12, 7% higher than in 2Q12, and 1.2 million tonnes of rolled flat steel.

Production (in thousand t)	2Q12	3Q12	Change
			3Q12 x 2Q12
Crude Steel	1,213	1,292	7%
Total Rolled Products	1,164	1,168	-

Production Costs (Parent Company)

In 3Q12, the Presidente Vargas Steelworks’ total production costs stood at R$1,648 million, 6% more than the R$1,559 million reported in 2Q12, due to:

Raw Materials: increase of R$46 million, primarily related to the following inputs:

- Coal: upturn of R$40 million, due to increased consumption.

- Other raw materials: increase of R$6 million.

Other production costs: upturn of R$29 million.

Labor: increase of R$9 million.

Depreciation: increase of R$5 million.

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Mining

Scenario

The seaborne iron ore market has been marked by price volatility in recent months, reflecting the uncertainties and challenges related to the global economic scenario.

While Europe suffered a downturn in steel production, the Chinese steel market has been marked by stable output, declining prices and the replacement of domestic iron ore consumption by imports.

As a result, iron ore prices (Platts IO Fines 62% CFR China) reached US$88.50/dmt in September, after closing June at US$135.25/dmt.

The 1% Fe quality premium also recorded a decline, hovering between US$2.00 and US$3.25/dmt in 3Q12, versus US$3.00-3.75/dmt in the previous quarter.

However, the Chinese government’s announcement of a US$157 billion infrastructure investment package in September helped push up prices, which reached US$120.50/dmt on October 29. These investments will be allocated to railways, highways, ports, airports, power generation and water treatment plants, with a positive impact on iron ore demand.

In regard to freight, the Tubarão/Qingdao route registered an average of US$18.23/wmt in 3Q12, 6.5% down on 2Q12, reflecting the decline in ship chartering prices due to reduced demand.

Iron ore sales

In 3Q12, sales of finished iron ore products totaled 6.6 million tonnes1, 8% up on 2Q12, 4.5 million tonnes of which sold by Namisa.

Exports stood at 6.3 million tonnes.

The Company’s own consumption amounted to 1.6 million tonnes.

Considering CSN’s 60% interest in Namisa, consolidated sales reached 4.8 million tonnes in 3Q12, 6% up on 2Q12.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$937 million in 3Q12, 16% less than in 2Q12, due to the reduction in iron ore prices, partially offset by the period increase in sales volume.

Cost of Goods Sold (COGS)

Mining COGS stood at R$571 million in 3Q12, 7% up on 2Q12, due to the upturn in sales volume.

Adjusted EBITDA

In 3Q12, adjusted EBITDA from mining operations totaled R$398 million, 34% less than in 2Q12, basically reflecting the lower prices in 3Q12, accompanied by an adjusted EBITDA margin of 42%.

Logistics

Scenario

Railway Logistics

Aiming to restore rail transport as a thriving logistics alternative in Brazil, in August the government launched the Logistics Investment Program, which envisages the expansion of 12 federal railway stretches by a total of 10 thousand kilometers. Investments are estimated at R$91 billion, R$56 billion of which by 2017.

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Additionally, according to ABIFER (Brazilian Railway Industry Association), the local railway equipment industry should record revenue of R$4.7 billion in 2012, 12% more than in 2011.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations (including organized ports and private terminals) handled around 434 million gross tonnes in the first half of 2012, 5.3% up on 1H11, with the organized ports accounting for 35% of the total.

In 1H12, bulk solids handling totaled 254 million tonnes, 2.9% up on 1H11, while bulk liquids totaled 112 million tonnes, up by 8.9%. Container handling amounted to 3.8 million TEUs1, 6.6% more than in the same period last year.

According to a survey conducted by ABTP (the Brazilian Association of Port Terminals), port sector companies are expected to invest R$44 billion in the coming years, R$10 billion of which in container terminals.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

MRS and Transnordestina’s individual third-quarter results had not yet been announced up to the publication of this release.

In 3Q12, net revenue from railway logistics totaled R$284 million, COGS stood at R$183 million and adjusted EBITDA amounted to R$111 million, accompanied by an adjusted EBITDA margin of 39%.

Port Logistics

In 3Q12, net revenue from port logistics amounted to R$41 million, COGS totaled R$21 million and adjusted EBITDA stood at R$17 million, with an adjusted EBITDA margin of 40%.

Cement

Scenario

According to SNIC (the Cement Industry Association), domestic cement sales totaled 51 million tonnes in 2012 through September, 7.4% more than in the same period 2011. In the last twelve months, cement sales reached 67 million tonnes, 7.4% up on the previous 12-month period.

Analysis of Results

Cement sales totaled 558 thousand tonnes in 3Q12, 20% more than in the previous quarter, pushing up net revenue to R$109 million. At the same time, COGS fell to R$76 million and adjusted EBITDA stood at R$24 million, while the adjusted EBITDA margin widened to 22% in 3Q12.

Energy

Scenario

According to EPE (Energy Research Company), in 2012 through September, Brazilian electricity consumption increased by 3.4% over 9M11, led by the commercial and residential segments which recorded respective growth of 7.2% and 4.3%. Due to the slowdown in industrial activity, industrial consumption only edged up by 0.4%.

Analysis of Results

In 3Q12, net revenue from the energy segment amounted to R$56 million, COGS totaled R$40 million and adjusted EBITDA reached R$14 million, with an adjusted EBITDA margin of 26%.

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Capital Market

In 3Q12, CSN’s shares appreciated by 0.4%, while the IBOVESPA gained 9% in the same period. On the NYSE, CSN’s ADRs fell by 0.7%, versus the Dow Jones’ 4% appreciation.

Daily traded volume of CSN’s shares on the BM&FBovespa averaged R$71.9 million in 3Q12, 31% more than the R$54.9 million recorded in 2Q12. On the NYSE, daily traded volume of CSN’s ADRs averaged US$40.7 million, 11% higher than the US$36.8 million posted in the previous quarter.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	2Q12	3Q12
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	11.38	11.42
Closing price (US$/share)	5.67	5.63
Market Capitalization (R$ million)	16,592	16,650
Market Capitalization (US$ million)	8,267	8,208
Total return including dividends and interest on equity
CSNA3 (%)	-31%	0.4%
SID (%)	-37%	-0.7%
Ibovespa	-16%	9%
Dow Jones	-3%	4%
Volume
Average daily (thousand shares)	3,914	6,435
Average daily (R$ Thousand)	54,893	71,875
Average daily (thousand ADRs)	5,078	7,331
Average daily (US$ Thousand)	36,782	40,674
Source: Economática

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as "CSN" or the “Company”). The Company’s registered office social is located at Avenida Brigadeiro Faria Lima, 3400 – São Paulo, SP.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

The Company entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, the Company operates the Container Terminal known as Sepetiba Tecon at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

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•       Energy:

As energy is fundamental in its production process, the Company has invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Company's strategic investments and segments, see Note 26 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated interim financial statements have been prepared and are being presented in accordance with the Accounting Pronouncements Committee (CPC 21 – Interim Financial Statements and Consolidated Interim Financial Statements) and in accordance with International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB).

The individual interim financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The preparation of interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits. Actual results may differ from these estimates.

The interim financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the interim financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), we used the cost criterion.

The individual and consolidated interim financial statements were approved by the Board of Directors and authorized for issue on October 31, 2012.

(b)      Consolidated interim financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated interim financial statements for the period ended September 30, 2012 and the year ended December 31, 2011 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice:

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•           Companies

	Equity interests (%)
Companies	9/30/2012	12/31/2011	Main activities
Direct interest: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
Tangua Inc. (1)		100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U. (2)	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A.	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Companhia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	76.13	70.91	Railroad logistics
Indirect interest: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Finance (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH (3)	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas (4)	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A. (4)	58.08	58.08	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA (4)	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (4)	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (4)	58.98	58.98	Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste (4)	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM (4)	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U. (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U. (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U. (5)	100.00		Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH (5)	100.00		Production and sale of long steel and related activities
CSN Steel Sections UK Limited (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections GmbH (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o. (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o (5)	100.00		Financial transactions, product sales and equity interests
Direct interest: proportionate consolidation
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
Itá Energética S.A.	48.75	48.75	Electric power generation
MRS Logística S.A.	27.27	27.27	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura (6)	50.00	50.00	Provision of services
CGPAR - Construção Pesada S.A. (7)	50.00		Mining support services and equity interests
Indirect interest: proportionate consolidation
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH (3) e (8)	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company
Direct interest: equity method
Arvedi Metalfer do Brasil S.A. (9)	20.00		Metallurgy and equity interests

(1)     Company liquidated in June 2012.

(2)     New corporate name of CSN Export S.à.r.l., changed on August 9, 2011.

(3)     Companies acquired on November 3, 2011;

(4)     Interests acquired on July 12, 2011;

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(5)     Companies acquired on January 31, 2012;

(6)     Equity interest acquired on December 5, 2011;

(7)     Equity interest acquired on July 18, 2012;

(8)     New corporate name of Aloadus Handel Gmbh, changed on August 13, 2012;

(9)     Equity interest acquired on July 31, 2012.

•           Exclusive funds

	Equity interests (%)
Exclusive funds	9/30/2012	12/31/2011	Main activities
Direct interest: full consolidation
Diplic - Balanced mutual fund	100.00	100.00	Investment fund
Mugen - Balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Balanced mutual fund private credit	100.00	100.00	Investment fund

In preparing the consolidated interim financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the interim financial statements of the subsidiaries and jointly controlled entities is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

•          Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to determine the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•          Jointly controlled entities

The financial statements of jointly controlled entities are included in the consolidated financial statements from the date when shared control starts through the date when shared control ceases to exist. Jointly controlled entities are proportionately consolidated.

•          Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

•          Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in Shareholders’ Equity. Gains and losses on disposals to non-controlling interests are also recognized directly in Shareholders’ Equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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(c)      Individual interim financial statements

In the individual interim financial statements, interests in subsidiaries and associate are accounted for under the equity method of accounting. The same adjustments are made both to the individual financial statements and the consolidated interim financial statements. In the case of CSN, the accounting practices adopted in Brazil, applied to the individual interim financial statements, differ from IFRS applicable to the separate financial statements only with respect to the measurement of investments in subsidiaries and associates by the equity method of accounting, which under IFRSs must be measured at cost or fair value.

(d)      Foreign currencies

i.       Functional and presentation currency

Items included in the interim financial statements of each one of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.      Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of September 30, 2012 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in Shareholders’ Equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of September 30, 2011, US$1 is equivalent to R$2.0306 (R$1.8758 as of December 31, 2011), EUR 1 is equivalent to R$2.6109 (R$2.4342 as of December 31, 2011), and JPY 1 is equivalent R$0.02606 (R$0.02431 as of December 31, 2011).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in Shareholders’ Equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in Shareholders’ Equity.

Starting 2012, in view of the changes in operations of the subsidiary Namisa Europe, its functional currency changed from the US dollar to the Brazilian real.

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iii.     Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•         Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period;

•         Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

•         All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in Shareholders’ Equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(e)      Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(f)       Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for doubtful debts was recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance.

(g)      Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine.  The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(h)      Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual interim financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ Shareholders’ Equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s Shareholders’ Equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

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When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(i)     Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 3).

(j)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 12. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, they are depreciated over the economic useful lives for such assets. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of exploration area historical data;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade of deposits;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

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Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

(k)      Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated economic useful lives of 1 to 5 years.

(l)       Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

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(m)     Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value.  Any unrecognized costs of past services and the fair values of any plan assets are deducted.  The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid.  The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries entities offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and they are recorded in the income statement only if the plan is extinguished.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

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(n)      Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(o)      Concessions

The Company has government concessions and their payments are classified as operating leases.

(p)      Share capital

Common shares are classified in Shareholders’ Equity.

Incremental costs directly attributable to the issue of new shares or options are shown in Shareholders’ Equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from Shareholders’ Equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in Shareholders’ Equity attributable to owners of the Company.

(q)      Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(r)       Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

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(s)      Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax law enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items directly recognized in Shareholders’ Equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the period at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(t)       Earnings per share

Basic earnings per share are calculated by means of the profit for the period attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings per share are equal to basic earnings per share.

(u)      Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

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(v)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Expenditures on research and development of new products for the period ended September 30, 2012 amounted to R$4,635 (R$4,792 for the period ended September 30, 2011).

(w)     Financial instruments

i)       Financial assets

Financial assets are classified into following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

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Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in Shareholders’ Equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)                Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

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If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as:  industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from Shareholders’ Equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 15).

iii)     Financial liabilities

Financial assets are classified into following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•         Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•         Foreign exchange gains or losses on foreign operations

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Any gain or loss on the instrument related to the effective portion is recognized in Shareholders’ Equity. The gain or loss related to the ineffective portion is immediately recognized in the income statement under “Other gains (losses), net”.

Gains and losses accumulated in Shareholders’ Equity are included in the income statement when the foreign operation is partially disposed of or sold.

(x)      Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 26).

(y)    Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(z)    New standards and interpretations issued and not yet adopted

The information on the recently issued accounting standards and interpretations did not change significantly as compared to the one disclosed in note 2 to the financial statements for the year ended December 31, 2011.

3.     BUSINESS COMBINATION

•       Companhia Brasileira de Latas (“CBL”)

On July 12, 2011, CSN conducted, through its wholly-owned subsidiary “Prada”, a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of receivables. As a result, the Company became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

The acquisition of CBL’s control will generate operating and administrative synergies that will result in a decrease in production costs, logistics costs and administrative costs.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired, liabilities assumed, and non-controlling interests. Non-controlling interests in CBL equivalent to 40.83% were proportionately determined, based on the fair value of identifiable assets acquired and liabilities assumed. Some of the non-controlling shareholders are in the corporate structure of CSN’s parent group.

The purchase price of R$43,316 was allocated between identified assets acquired and liabilities assumed, measured at fair value. The asset and liability identification process considered the intangible assets that were not recognized in the acquirees’ books. The transaction costs are represented by consulting services and lawyers’ fees totaling R$485, which have been allocated to profit or loss as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered on the acquisition of CBL’s control, and the calculation of the resulting goodwill.

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Assets acquired and liabilities assumed	Carrying amounts	Fair value adjustments	Total fair value
Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	10,522	(133,703)
Non-current liabilities (**)	(567,469)	351,035	(216,434)
Total assets acquired and liabilities assumed	(604,794)	443,541	(161,253)

 (*) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$90,572. Total fair value of property, plant and equipment was measured at R$123,518.

(*) Comprising mainly the fair value adjustment to receivables from CSN amounting to R$388,640.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2011.

Goodwill arising on acquisition
(-) Book value of CBL	(604,794)
(+) Fair value of assets acquired and liabilities assumed	443,541
(=) Total fair value of assets acquired and liabilities assumed	(161,253)

Purchase price considered	43,316

Goodwill arising on acquisition	204,569

Goodwill arising on the acquisition comprises mainly the expected synergies generated by the business combination of Prada Embalagens with CBL.

The business combination with Companhia Brasileira de Latas, which took place on July 12, 2011, is under review of Conselho Administrativo de Defesa Econômica, or CADE, (Brazilian antitrust agency).

•       Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L., CSN completed the acquisition of all the shares (“Shares”) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (currently named CSN Steel Holdings 2, S.L.U.) and Grupo Alfonso Gallardo Thüringen, S.L.U. (currently named CSN Steel Holdings 1, S.L.U.), holding companies that together hold 100% of the capital of the German company Stahlwerk Thüringen GmbH (“SWT”), a producer of long steel located in Unterwellenborn, Germany, specialized in the production of shapes and with installed capacity of 1.1 million metric tons of steel/year; and (b) Gallardo Sections S.L.U.  (currently named CSN Steel Comercializadora, S.L.U.), a trader of SWT products, all previously held by Grupo Alfonso Gallardo, S.L.U.  (“AG Group”).

This acquisition helps CSN to strengthen its role in the long steel segment, by strengthening its portfolio of world class assets.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired and liabilities assumed.

The purchase price of R$300,545 (€130,939) was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the purchase price identification process, the Company considered the adjustments presented below and the starting point was the transaction amount of R$1,107,482 (€482,500):

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Amounts in R$
Transaction price	1,107,482
Net debt	(860,743)
Provisions	(11,833)
Tax credits	13,555
Working capital	52,084
(=) Purchase price considered	300,545

The purchase price adjustments considered are preliminary and can be changed after the completion of the final price adjustment.

The transaction costs are represented by consulting services and lawyers’ fees totaling R$18,895, which have been included in the income statement, in general and administrative expenses, as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered in the acquisition of SWT and Gallardo Sections, and the calculation of the resulting goodwill.

Assets acquired	Carrying amounts	Fair value adjustments	Total fair value
Current assets	402,121	2,536	404,657
Non-current assets (*)	192,788	731,161	923,949
Current liabilities	(263,338)		(263,338)
Non-current liabilities (**)	(846,175)	(110,055)	(956,230)
Total assets acquired	(514,604)	623,642	109,038

(*) Comprising mainly the fair value adjustment to property, plant and equipment.

(**) Refers to the deferred income tax on the fair value adjustments.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet are preliminary and can be changed after the completion of the valuation report estimated for the second half of 2012.

Goodwill arising on acquisition
(+) Purchase price considered	300,545
(-) Fair value of assets acquired and liabilities assumed	109,038
(=) Goodwill arising on acquisition	191,507

Goodwill arising on the acquisition was mainly based on expected future earnings, as described in note 13.

4.     RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% of CSN.

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•  Liabilities

	Proposed			Paid
Companies	Dividends	Interest on capital	Total	Dividends	Interest on capital
Vicunha Siderurgia		167,022	167,022	574,267
Rio Iaco		13,924	13,924	47,897
Total at 9/30/2012		180,946	180,946	622,164
Total at 12/31/2011	622,164		622,164	777,706	184,987

Vicunha Siderurgia’s corporate structure is as follows (information not reviewed):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A. 59.99% of Vicunha Steel S.A. and 99.80% of Rio Iaco Participações S.A.

b)     Transactions with subsidiaries and exclusive funds

•  Assets

Companies	Trade receivables	Short-term and other investments (1)	Intercompany loans and other receivables (2)	Dividends receivable	Advance for future capital increase	Derivative financial instruments (3)	Total

CSN Islands VIII Corp. (Nota 10)						388,577	388,577
CSN Portugal, Unipessoal Lda.	22,126						22,126
CSN Europe Lda.	9,965						9,965
CSN Handel GmbH	65,085						65,085
Companhia Metalúrgica Prada	251,332				36,500		287,832
CSN Cimentos S.A.	12,813						12,813
Companhia Metalic Nordeste	11				220		231
Transnordestina Logística S.A.	25		120,600		112,495		233,120
Florestal Nacional S.A.			178,526		9,142		187,668
Sepetiba Tecon S.A.				8,840			8,840
Estanho de Rondônia S.A.				3,625	850		4,475
Fundos Exclusivos		1,110,236					1,110,236
Mineração Nacional S.A.				81			81
Companhia Brasileira de Latas	11,014		64,416				75,430
Arvedi Metalfer do Brasil S.A.			4,976				4,976
Total at 9/30/2012	372,371	1,110,236	368,518	12,546	159,207	388,577	2,411,455
Total at 12/31/2011	1,989,352	2,092,089	239,885	14,045	49,206	374,455	4,759,032

(1) The short-term investments and the investments in exclusive funds are managed by Banco BTG Pactual. and Caixa Econômica Federal. As of September 30, 2012, short-term investments total R$1,000,404 (R$1,954,319 as of December 31, 2011) and investments in Usiminas shares total R$109,832 (R$137,770 as of December 31, 2011) both classified as available-for-sale investments.

(2) Transnordestina – R$ contracts: interest equivalent to 101.5% to 102.5% of the interbank deposit rate (CDI) with final maturity in June 2014. As of September 30, 2012, borrowings total R$120,600 (R$53,440 as of December 31, 2011) of which R$87,283 is classified in long term and R$33,317 classified in short term.

Florestal Nacional – R$ contracts: interest equivalent to 100.5% to 101.5% of the CDI with maturity in January 2013. As of September 30, 2012, borrowings total R$178,526 (R$162,180 as of December 31, 2011) of which R$144,718 is classified in long term and R$33,808 classified in short term.

Arvedi Metalfer do Brasil – Euro contract: interest of 3.8%p.a. with maturity in June 2013, classified in short term.

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Companhia Brasileira de Latas - receivables of R$75,430 (R$45,550 as of December 31, 2011), of which R$11,014 is classified in short term and R$64,416 in long term. These receivables total R$322,249, and R$246,819 is accrued for operations for the period before the acquisition, which is reversed only when received.

(3) Financial instruments contract, specifically swap between CSN and CSN Islands VIII.

Intercompany receivables arise from product sales and service transactions between the parent and its subsidiaries.

•  Liabilities

Companies	Borrowings and financing			Other payables	Trade payables	Total
	Prepayment (1)	Fixed rate notes and intercompany bonds (2)	Intercompany borrowings (2)	Payables

CSN Islands VIII Corp.		1,566,228				1,566,228
CSN Portugal, Unipessoal Lda.	227,681					227,681
CSN Europe Lda.			66,640			66,640
CSN Resources S.A.	2,095,035	2,154,052	601,440			4,850,527
CSN Ibéria Lda.			49,644			49,644
Estanho Rondônia S.A.					2,785	2,785
Congonhas Minérios S.A.			1,365,197			1,365,197
CSN Cimentos S.A.				350,061	181	350,242
Other(*)					4,245	4,245
Total at 9/30/2012	2,322,716	3,720,280	2,082,921	350,061	7,211	8,483,189
Total at 12/31/2011	2,244,927	3,404,701	2,095,223	1,723	18,152	7,764,726

(1)    US$ contracts - CSN Portugal: interest of 6.15% p.a. maturing in May 2015.

US$ contract - CSN Resources: interest of 4.07% p.a. maturing in August 2022.

(2)    YEN contracts - CSN Islands VIII: interest of 5.65% p.a. maturing in December 2013.

US$ contracts - CSN Resources: interest of 4.14% p.a. maturing in July 2015.

US$ contracts - CSN Resources: intercompany bonds with interest of 9.125% p.a. maturing in June 2047.

US$ contracts - CSN Europe: semiannual Libor + 2.25% p.a. maturing in December 2012.

US$ contract - CSN Resources: interest of 2.01% to 2.50% p.a. maturing in February 2014.

US$ contracts - CSN Ibéria: semiannual Libor + 3% p.a. with undefined maturity.

R$ contracts - Congonhas Minérios: interest equivalent to 110.79% of CDI p.a. maturing in January 2013.

(*) Other:  Companhia Metalúrgica Prada, Cia. Metalic Nordeste, Sepetiba Tecon and Companhia Brasileira de Latas.

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•  Profit or loss

Companies	Revenues				Expenses
	Sales	Interest	Exchange differences	Total	Purchases	Interest	Exchange differences	Total
CSN Islands VIII Corp.						65,646	476,735	542,381
CSN Portugal, Unipessoal Lda.	54,514			54,514		11,307	3,494	14,801
CSN Europe Lda.			24,953	24,953		167		167
CSN Resources S.A.						181,942	371,010	552,952
CSN Export Europe, S.L.							1,756	1,756
Lusosider Aços Planos, S.A.			2,486	2,486
CSN Handel GmbH	662,592		35,311	697,903
International Investment Fund						144	1,565	1,709
CSN Ibéria Lda.	12,083		330	12,413		1,006		1,006
Companhia Metalúrgica Prada	860,694			860,694	23,596			23,596
CSN Cimentos S.A.	91,591			91,591	25,486			25,486
Companhia Metalic Nordeste	26,248			26,248	565			565
Estanho de Rondônia S.A.					26,492			26,492
Florestal Nacional S.A.		11,232		11,232
Sepetiba Tecon S.A.	3,408			3,408	913			913
Fundos Exclusivos		64,216		64,216
Congonhas Minérios S.A.						93,032		93,032
Transnordestina Logística S.A.	321	5,254		5,575
CSN Energia S.A.					176,840			176,840
Companhia Brasileira de Latas	65,679			65,679	1,911			1,911
Total at 9/30/2012	1,777,130	80,702	63,080	1,920,912	255,803	353,244	854,560	1,463,607
Total at 9/30/2011	1,996,626	15,929	125,387	2,137,942	80,342	366,341	587,868	1,034,550

The main transactions carried out by the Company with its subsidiaries are sales and purchases of products and services, which include the supply of iron ore and steel, and the provision of port services.

c)     Transactions with jointly controlled entities

The Company’s strategic areas of mining, logistics and energy maintain equity interests in companies under joint control. The characteristics, objectives and transactions with these companies are as follows. The consolidated information is presented according to the criteria set out in note 2.

•  Assets

	Consolidated	Parent Company
Companies	Trade receivables	Trade receivables	Dividends receivable	Total
Nacional Minérios S.A.	78,235	195,586	622,004	817,590
MRS Logística S.A.	58	87	67,403	67,490
Total at 9/30/2012	78,293	195,673	689,407	885,080
Total at 12/31/2011	31,741	75,815	662,197	738,012

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•  Liabilities

	Consolidated			Parent Company
Companies	Other payables		Trade payables	Other payables		Trade payables
	Advances from customers	Payables		Advances from customers	Payables
Nacional Minérios S.A.	3,340,497	2,996		8,351,242	7,491
MRS Logística S.A.		3,471	148		5,201	222
CBSI - Companhia Brasileira de Serviços e Infraestrutura			2,343			4,686
Total at 9/30/2012	3,340,497	6,467	2,491	8,351,242	12,692	4,908
Total at 12/31/2011	3,270,663	8,966	7,085	8,176,658	15,845	10,618

Nacional Minérios: The advance from customers received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The agreement is subject to interest rate of 12.5% p.a. and expires in September 2042.

MRS Logística: We have recorded in other payables the amount accrued to cover contractual expenses for take or pay and block rates relating to the railroad transportation agreement.

•  Profit or loss

	Consolidated				Parent Company
Companies	Revenues		Expenses		Revenues		Expenses
	Sales	Interest	Purchases	Interest	Sales	Interest	Purchases	Interest
Nacional Minérios S.A.	349,650		5,210	297,436	874,124		13,025	743,589
MRS Logística S.A.			162,811				243,983
CBSI - Companhia Brasileira de Serviços e Infraestrutura			22,210				44,420
Total at 9/30/2012	349,650		190,231	297,436	874,124		301,428	743,589
Total at 9/30/2011	200,134	16,965	151,576	197,599	729,883	42,412	351,940	720,308

The main transactions carried out by the Company with its jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

d) Other unconsolidated related parties

•  CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 28.

•  Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the sponsor. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•  Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

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•  Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

The balances and transactions between the Company and these entities are as follows:

I) Assets and liabilities

Companies	Assets			Liabilities
	Banks/short-term investments	Trade receivables	Total	Actuarial liabilities	Trade payables	Total
CBS Previdência (Note 28)				11,673	7	11,680
Fundação CSN		1,829	1,829		182	182
Banco Fibra	72		72
Usiminas		1,493	1,493		124	124
Panatlântica		25,524	25,524
Total at 9/30/2012	72	28,846	28,918	11,673	313	11,986
Total at 12/31/2011	72	54,871	54,943	11,673	531	12,204

ii) Profit or loss

Companies	Revenues		Expenses
	Sales	Total	Pension fund expenses	Purchases/ other expenses	Total
CBS Previdência			5,218		5,218
Fundação CSN				1,211	1,211
Usiminas	70,263	70,263		1,516	1,516
Panatlântica	210,127	210,127
Ibis Participações e Serviços				814	814
Companhia de Gás do Ceará				987	987
Total at 9/30/2012	280,390	280,390	5,218	4,528	9,746
Total at 9/30/2011	29,170	29,170	46,840	9,369	56,209

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e) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of September 30, 2012.

	9/30/2012	9/30/2011
	P&L	P&L
Short-term benefits for employees and officers	2,512	4,284
Post-employment benefits	28	23
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	2,540	4,307

n/a – not applicable

f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

5.     CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Current
Cash and cash equivalents
Cash and banks	141,220	101,360	15,332	14,047

Short-term investments
In Brazil:
Exclusive investment funds			1,000,404	1,954,319
Government bonds	1,042,714	646,594
Private securities (*)	1,319,063	2,017,019	45,719	60,363
	2,361,777	2,663,613	1,046,123	2,014,682
Abroad:
Time deposits	12,050,714	12,652,420	1,845,820	44,515
Total short-term investments	14,412,491	15,316,033	2,891,943	2,059,197
Cash and cash equivalents	14,553,711	15,417,393	2,907,275	2,073,244

The funds available in the Company and subsidiaries set up in Brazil are basically invested in exclusive investment funds, for qualified investors with repurchase agreements backed by government and private bonds with immediate liquidity. In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks.

The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. The funds’ unit holders also guarantee the funds’ Shareholders’ Equity in the event of losses arising from changes in interest and exchange rates, or other financial assets.

(*)    Private securities: short–term investments in consolidated amounting to R$1,319,063 as of September 30, 2012 (R$2,017,019 as of December 31, 2011) and in Company amounting to R$45,719 and R$60,363, respectively, backed by Bank Certificates of Deposit, which yield pegged to the Interbank Certificates of Deposit rate (CDI).

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6.     TRADE RECEIVABLES

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Trade receivables
Third parties
Domestic market	1,133,680	950,388	668,184	675,297
Foreign market	534,076	701,807	12,837	4,869
Estimated losses on doubtful debts	(109,638)	(124,939)	(86,084)	(101,407)
	1,558,118	1,527,256	594,937	578,759
Related parties (Note 4 - b and c)	78,293	31,741	568,044	2,065,167
	1,636,411	1,558,997	1,162,981	2,643,926
Other receivables
Dividends receivable (Note 4 - b and c)			701,953	676,242
Loans to subsidiaries and jointly controlled entities	116,597	1,557	72,101	163,248
Other receivables	60,315	55,652	35,159	33,384
	176,912	57,209	809,213	872,874
	1,813,323	1,616,206	1,972,194	3,516,800

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$300,707 as of September 30, 2012 (R$262,367 as of December 31, 2011), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Opening balance	(124,939)	(117,402)	(101,407)	(99,023)
Estimated losses on doubtful debts	(14,944)	(20,005)	(14,802)	(11,628)
Recovery of receivables	30,245	12,468	30,125	9,244
Closing balance	(109,638)	(124,939)	(86,084)	(101,407)

7.     INVENTORIES

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Finished products	1,022,446	997,128	700,385	714,688
Work in process	747,806	776,918	642,402	680,997
Raw materials	715,780	847,598	558,131	693,155
Storeroom supplies	971,711	897,940	773,549	724,529
Iron ore	125,603	215,400	36,892	72,248
	3,583,346	3,734,984	2,711,359	2,885,617

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Changes in the allowance for inventory losses are as follows:

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Opening balance	(83,145)	(64,115)	(77,814)	(61,702)
Estimated losses on obsolete or slow -moving inventories	(26,659)	(19,030)	(18,783)	(16,112)
Closing balance	(109,804)	(83,145)	(96,597)	(77,814)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of September 30, 2012, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2011), as described in note 10.

8.     OTHER CURRENT ASSETS

The group of other current assets is comprised as follows:

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Unrealized gains on derivatives (Note 15 I)	2,000	55,115
Guarantee margin on derivatives (Note 15 V)	415,211	407,467
Prepaid expenses	41,911	24,135	15,184	10,834
Recoverable taxes (*)	535,009	689,006	279,551	400,458
Other	80,346
	1,074,477	1,175,723	294,735	411,292

(*) Refer mainly to income tax and social contribution for offset, State VAT (ICMS), Federal VAT (IPI), Social security funding tax on revenue (COFINS) and social integration program tax on revenue (PIS).

9.     INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Income tax and social contribution income/(expenses)
Current	(200,490)	(131,279)	(91,453)	(21,032)
Deferred	926,424	(171,180)	89,883	122,973
	725,934	(302,459)	(1,570)	101,941

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Income tax and social contribution income/(expenses)
Current				17,890
Deferred	1,072,463	(13,146)	142,799	178,262
	1,072,463	(13,146)	142,799	196,152

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The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Profit before income tax and social contribution	(1,522,645)	3,152,546	160,665	995,289
Tax rates	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	517,699	(1,071,866)	(54,626)	(338,398)
Adjustment to reflect effective rate:
Interest on capital benefit	118,653		37,741	(74,352)
Income subject to special tax rates or untaxed	402,528	946,703	1,399	516,438
Tax incentives	1,905	14,510	1,388	12,131
Adjustments arising from Law 11,941 and MP 470 installment plans		(19,630)		(35,934)
Sale of nondeductible securities		(186,700)		(217)
Tax loss carryforw ards w ithout recognizing deferred taxes	(52,536)		1,703
Impairment of available-for-sale security	(264,441)
Other permanent deductions (additions)	2,126	14,524	10,825	22,273
Income tax and social contribution in profit (loss) for the period	725,934	(302,459)	(1,570)	101,941
Effective tax rate	-48%	10%	-1%	-10%

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Profit before income tax and social contribution	(1,824,415)	2,887,336	26,915	922,035
Tax rates	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	620,301	(981,694)	(9,151)	(313,492)
Adjustment to reflect effective rate:
Interest on capital benefit	118,653		37,741	(74,352)
Share of profits of investees	293,500	1,080,514	122,664	555,696
Tax incentives		14,510		12,855
Adjustments arising from Law 11,941 and MP 470 installment plans		(16,088)		(32,176)
Sale of nondeductible securities		(123,053)		23,875
Other permanent deductions (additions)	40,009	12,665	(8,455)	23,746
Income tax and social contribution in profit (loss) for the period	1,072,463	(13,146)	142,799	196,152
Effective tax rate	-59%	0.5%	531%	-21%

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(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the interim financial statements. They are presented at net amounts when related a sole jurisdiction.

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Deferred tax assets
Income tax loss carryforwards	798,639	425,406	642,924	392,991
Social contribution loss carryforwards	231,793	157,858	231,793	141,445
Temporary differences	1,389,497	1,257,509	1,145,450	766,214
- Provision for tax, social security, labor and civil risks	274,006	211,835	272,253	200,225
- Allowance for asset impairment losses	46,399	60,930	28,296	24,544
- Allowance for inventory losses	61,380	30,814	40,836	28,048
- Gains/losses on financial instruments	267,328	253,985	267,328	192,226
- Accrued pension plan payments	144,066	144,066	144,297	144,297
- Provision for interest on capital	118,713	74	118,713	74
- Accrued supplies and services	72,702	67,445	60,070	64,689
- Estimated losses on doubtful debts	30,087	45,342	29,219	41,854
- Goodwill on merger	118,483	371,153	13,375	23,406
- Unrealized exchange differences (*)	139,341		134,205
- Other	116,992	71,865	36,858	46,851
Non-current assets	2,419,929	1,840,773	2,020,167	1,300,650

Deferred tax liabilities
- Business combination	126,348	17,960
- Other	40,767	19,891
Non-current liabilities	167,115	37,851

(*) In 2012, the Company opted for taxing foreign exchange differences on a cash basis to calculate income tax and social contribution.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets are reviewed quarterly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain CSN subsidiaries have tax assets amounting to R$842,480 and R$275,868, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$10,432 expire in 2013, R$747 in 2014, R$30,007 in 2015, and R$47,780 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The tax benefit of goodwill of Nacional Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858. Up to September 30, 2012 a total amount of R$881,918 (R$672,732 up to 2011) had been realized, leaving a remaining amount of R$510,347, which will be realized through 2014. The realization will amount to R$69,593 from October to December 2012, R$278,372 in 2013 and R$162,382 in 2014.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$7,981,216 as of September 30, 2012 (R$8,033,902 as of December 31, 2011).

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(c)   Income tax and social contribution recognized in Shareholders’ Equity:

The income tax and social contribution recognized directly in Shareholders’ Equity are as follows:

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Income tax and social contribution
Actuarial gains on defined benefit pension plan	54,714	54,714	54,651	54,651
Changes in the fair value on available-for-sale financial assets	(173,886)	241,484	(173,886)	179,725
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)

(d)   Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as:  Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  As of September 30, 2012, these tax incentives total R$3,509 (R$1,914 as of December 31, 2011).

10.   OTHER NON-CURRENT ASSETS

The group of other non-current assets is comprised as follows:

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Judicial deposits (Note 18)	982,830	954,711	916,433	877,672
Credits w ith the PGFN (*) (Note 17)	826,499	806,103	826,499	806,103
Recoverable taxes (**)	268,741	257,977	107,690	101,859
Prepaid expenses	102,732	115,853	22,448	24,560
Unrealized gains on derivatives (Note 15 I)	396,431	376,344	388,577	374,455
Iron ore inventories	144,483	144,483	144,483	144,483
Northeast Investment Fund - FINOR	9,914	47,754	8,452	46,292
Loans w ith jointly controlled entities	125,085	115,549
Other	28,770	47,452	28,507	40,818
	2,885,485	2,866,226	2,443,089	2,416,242

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program) as described in note 17.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period.

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11.   INVESTMENTS

a)     Direct equity interests in subsidiaries and jointly controlled entities

	9/30/2012							9/30/2011	12/31/2011
Companies	Number of shares (in units)		% Direct interest	Profit (loss) for the period				Profit (loss) for the period	% Direct interest
	Common	Preferred			Assets	Liabilities	Equity			Assets	Liabilities	Equity
CSN Islands VII Corp.	20,001,000		100.00	(72,451)	5,033,368	5,080,353	(46,985)	497	100.00	407,707	382,240	25,467
CSN Islands VIII Corp.	2,501,000		100.00	37	1,579,569	1,536,332	43,237	(10,615)	100.00	1,452,511	1,409,311	43,200
CSN Islands IX Corp.	3,000,000		100.00	(78)	829,862	828,681	1,181	1,505	100.00	786,167	784,908	1,259
CSN Islands X Corp.	1,000		100.00	(3,966)	58	44,801	(44,743)	(4,569)	100.00	70	40,847	(40,777)
CSN Islands XI Corp.	50,000		100.00	271	1,530,654	1,523,857	6,797	1,368	100.00	1,438,225	1,431,699	6,526
CSN Islands XII Corp.	1,540		100.00	(105,967)	1,784,769	2,029,867	(245,098)	(85,764)	100.00	1,735,094	1,874,226	(139,132)
Tangua Inc.				1,794				2,451	100.00	23,983		23,983
International Investment Fund	50,000		100.00	(1,107)	98		98	21,610	100.00	39,565	24,265	15,300
CSN Minerals S.L.U.	131,649,926		100.00	808,388	3,712,545	370	3,712,175	1,478,843	100.00	2,906,449	2,666	2,903,783
CSN Export Europe, S.L.U.	35,924,748		100.00	70,733	773,738	293	773,445	329,341	100.00	802,447	99,735	702,712
CSN Metals S.L.U.	256,951,582		100.00	97,318	1,238,761	98	1,238,663	145,269	100.00	1,147,456	6,682	1,140,774
CSN Americas S.L.U.	151,877,946		100.00	270,681	1,669,792	10,454	1,659,338	476,156	100.00	1,394,255	5,598	1,388,657
CSN Steel S.L.U.	454,072,527		100.00	(87,037)	2,359,838	353,532	2,006,306	386,143	100.00	4,042,029	268,566	3,773,463
Sepetiba Tecon S.A.	254,015,053		99.99	23,282	257,649	36,285	221,364	25,235	99.99	224,793	26,711	198,082
Mineração Nacional S.A.	1,000,000		99.99	47	1,136	82	1,054	62	99.99	1,090	23	1,067
CSN Aços Longos S. A.(*)								(334)
Florestal Nacional S.A.	15,474,625		99.99	(452,685)	301,018	739,894	(438,876)	(51,638)	99.99	386,218	681,574	(295,356)
Estanho de Rondônia S.A.	34,236,307		99.99	232	44,818	14,812	30,006	15,993	99.99	41,692	11,918	29,774
Cia Metalic Nordeste	92,293,156		99.99	2,789	160,944	41,820	119,124	8,951	99.99	156,915	40,579	116,336
Companhia Metalúrgica Prada	3,877,929		99.99	(221,228)	664,605	533,413	131,192	204,095	99.99	527,885	276,475	251,410
CSN Cimentos S.A.	3,734,582,665		99.99	(310,973)	1,090,777	126,794	963,983	(4,784)	99.99	1,221,115	157,207	1,063,908
INAL Nordeste S. A.(*)								(3,595)
Congonhas Minérios S.A.	64,610,863		99.99	(18,660)	2,033,272	2,053,130	(19,858)	(16,788)	99.99	2,014,364	2,015,562	(1,198)
CSN Energia S.A.	43,150		99.99	(12,188)	13,715	6,661	7,054	(1,240)	99.99	30,042	13,800	16,242
Transnordestina Logística S.A.	2,385,343,749	819,318,354	76.13	(41,855)	5,018,507	3,077,000	1,941,507	(39,913)	70.91	4,076,080	2,516,299	1,559,781
Nacional Minérios S.A.	475,067,405		60.00	1,312,618	15,507,628	2,021,925	13,485,703	1,707,976	60.00	13,857,646	1,684,561	12,173,085
Itá Energética S.A.	520,219,172		48.75	57,378	796,297	113,436	682,861	46,261	48.75	801,335	162,812	638,523
MRS Logística S.A.	188,332,687	151,667,313	27.27	333,901	6,211,957	3,704,447	2,507,510	402,493	27.27	5,542,786	3,243,844	2,298,942
CBSI - Companhia Brasileira	3,752,292		50.00	(1,312)	16,817	14,380	2,437
de Serviços de Infraestrutura
Arvedi Metalfer do Brasil	77,032,041		20.00	(3,419)	107,198	37,947	69,251

(*) Merger of CSN Aços Longos on January 28, 2011 and Inal Nordeste on May 30, 2011.

The number of shares, the balances of assets, liabilities and Shareholders’ Equity, and the amounts of profit or loss for the period refer to 100% of the companies’ performance.

b)     Changes in investments in associates, subsidiaries and jointly controlled entities

	Parent Company
	9/30/2012	12/31/2011
Opening balance of investments	22,573,890	17,023,295
Opening balance of impairment loss allowance	(476,463)	(140,875)
Capital increase/acquisition of shares	608,794	3,240,582
Capital reduction	(1,855,208)
Dividends	(54,251)	(853,316)
Share of profits (losses) of investees	848,798	4,397,137
Comprehensive income (*)	531,288	(1,281,507)
Merger of subsidiary (**)		(290,789)
Other	(333)	2,900
Closing balance of investments	22,972,075	22,573,890
Closing balance of impairment loss allow ance	(795,560)	(476,463)

(*) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency, and, as described in Note 11.f), in 2011 the Company disposed of its interest in Riversdale;

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(**) Merger of CSN Aços Longos on January 28, 2011 and Inal Nordeste on May 30, 2011.

c)     Additional information on the main operating subsidiaries

•       SEPETIBA TECON

It is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad network, the concession of which is granted to MRS Logística. The services provided are handling and storage of containers, steel products and cargo in general, among other products and services related to container washing, maintenance and sanitization.

•       ESTANHO DE RONDÔNIA - ERSA

Headquartered in the State of Rondônia, this subsidiary operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

•       CIA. METALIC NORDESTE

Headquartered in Maracanaú, State of Ceará, it is engaged in manufacturing metallic containers basically sold to beverage industry. Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

Its operating unit has two different production lines: Cans, using as raw material tine-coated steel supplied by the parent company and Lids, using as raw material aluminum.

•       COMPANHIA METALÚRGICA PRADA

Steel containers

Companhia Metalúrgica Prada is engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

On July 12, 2011, Companhia Metalúrgica Prada conducted a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of debentures and other receivables. As a result, Companhia Metalúrgica Prada became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital.

Companhia Brasileira de Latas is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries.

Distribution

The Distribution unit is engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, pipes, tiles, and other products to different manufacturing industries, from automotive to construction. It is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•       CSN CIMENTOS

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV. CSN Cimentos started to operate on May 14, 2009.

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At the beginning of 2011, CSN Cimentos started manufacturing clinker in its Arcos plant, in Minas Gerais. In January 2012, CSN acquired the trading unit of CSN Cimentos in Arcos, MG. As a result, the clinker plant is now a branch of CSN.

•       CSN ENERGIA

It is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•         TRANSNORDESTINA LOGÍSTICA

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network.

As of September 30, 2012, CSN held 76.13% of the Company’s share capital.

d)     Investments in jointly controlled entities

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described in item (b) of note 2.

	9/30/2012			12/31/2011
Balance sheet	Nacional Minérios (*)	Itá Energética	MRS Logística	Nacional Minérios (*)	Itá Energética	MRS Logística
Current assets	5,967,174	86,549	1,210,557	4,155,543	81,729	917,291
Non-current assets	9,506,342	709,748	5,001,400	9,526,804	719,606	4,625,495
Long-term receivables	8,300,534	60,425	353,976	8,422,434	44,239	336,439
Investments, PP&E and intangible assets	1,205,808	649,323	4,647,424	1,104,370	675,367	4,289,056
Total assets	15,473,516	796,297	6,211,957	13,682,347	801,335	5,542,786

Current liabilities	1,722,335	90,432	1,168,499	1,260,068	100,175	1,108,938
Non-current liabilities	344,493	23,004	2,535,948	307,352	62,637	2,134,906
Equity	13,406,688	682,861	2,507,510	12,114,927	638,523	2,298,942
Total liabilities and equity	15,473,516	796,297	6,211,957	13,682,347	801,335	5,542,786

	9/30/2012			9/30/2011
Income statements	Nacional Minérios (*)	Itá Energética	MRS Logística	Nacional Minérios (*)	Itá Energética	MRS Logística
Net revenue	2,741,562	175,987	2,243,575	2,912,711	180,760	2,121,954
Cost of sales and services	(1,979,785)	(49,784)	(1,481,348)	(1,596,345)	(60,362)	(1,261,721)
Gross profit	761,777	126,203	762,227	1,316,366	120,398	860,233
Operating (expenses) income	(263,056)	(37,896)	(181,790)	(57,022)	(40,530)	(132,824)
Finance income (costs), net	1,076,095	(1,593)	(73,315)	764,961	(9,774)	(111,303)
Profit before income tax and social contribution	1,574,816	86,714	507,122	2,024,305	70,094	616,106
Current and deferred income tax and social contribution	(283,054)	(29,336)	(173,221)	(316,329)	(23,833)	(213,613)
Profit for the period	1,291,762	57,378	333,901	1,707,976	46,261	402,493

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

CSN holds and consolidates proportionately 60% of Namisa.

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•       ITÁ ENERGÉTICA S.A. - ITASA

Itasa is a corporation originally created to carry out the construction of the Itá hydroelectric power plant:  contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of Itasa’s share capital.

•       MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network,  - located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

In 2008 CSN transferred to Namisa in the form of a capital contribution a 10% equity interest of MRS. With this, its direct interest in MRS’s share capital previously of 32.93% decreased to 22.93% plus a 6% indirect interest held through Namisa, a proportionately consolidated subsidiary.

In addition to this direct interest, in 2010 CSN held an indirect interest of 4.34% through International Investment Fund (IIF). In December 2011, the Company acquired all the shares held by IIF.

As of March 31, 2012 the Company held a 27.27% direct interest and a 6% indirect interest in MRS’s share capital.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista, MG, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

CSN holds 17.92% of investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of September 30, 2012 is R$30,876 (R$31,751 as of December 31, 2011) and the amount of the expense attributable to CSN is R$4,704 (R$4,346 as at December 31, 2011).

•       COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”). The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

e)     Additional information on indirect interests held abroad

•          COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas, a subsidiary of CSN.

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•          LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year, Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products:  galvanized plate, cold-rolled plate, pickled and oiled plate.  Products manufactured by Lusosider may be used in the containers industry, civil construction (pipes and metallic structures), and in home appliance components.

•          STAHLWERK THÜRINGEN GMBH (SWT)

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L.U., CSN acquired the company Stahlwerk Thüringen Gmbh, as mentioned in note 3.

Stahlwerk Thüringen Gmbh was incorporated in 1992, from the discontinued Maxhütte steel industrial complex, in Unterwellenborn, Germany, and produces steel shapes for construction, in accordance with international quality standards. It main raw material is steel scrap and its installed capacity is 1.1 million metric tons of steel/year.

f)      Other investments

•       RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares of the price of A$16.50 per share, totaling A$780,316.

•       PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A., a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

CSN currently holds 9.40% of Panatlântica’s total share capital.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“USIMINAS”), headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of December 31, 2011, the Company reached holdings of 11.97% in common shares and 20.14% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”:  USIM3 and USIM5).

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•       ARVEDI METALFER DO BRASIL

On July 31, 2012, the Company acquired a non-controlling interest corresponding to 20% of the capital of Arvedi Metalfer do Brasil Ltda., company in preoperating stage focused on the production of pipes, headquartered in Salto, State of São Paulo.

The breakdown of consolidated investments is as follows:

		Consolidated
	9/30/2012	12/31/2011
Panatlântica	11,677	12,030
Usiminas	1,894,844	2,077,277
Arvedi Metalfer do Brasil	13,850
Other	2,912	(1,082)
	1,923,283	2,088,225

12.   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings	Mach., equip. and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076
Effect of foreign exchange differences	3,414	10,640	85,223	512	220	2,152	102,161
Acquisition through business combination	22,814	85,578	837,363	4,909	1,080	12,087	963,831
Acquisitions					2,355,702		2,355,702
Capitalized interest (Notes 25 and 32)					297,471		297,471
Write-offs	(1,375)	(135)	(6,697)	(155)	(746)	(420)	(9,528)
Depreciation		(45,090)	(774,086)	(4,478)		(56,812)	(880,466)
Allow ance for loss on asset disposal						(6,676)	(6,676)
Transfers to other asset categories	7,687	74,410	871,001	6,571	(776,820)	(182,849)
Transfers to intangible assets		3,519	1,592	20	(9,940)	(788)	(5,597)
Other			(40,516)		8,239	2,430	(29,847)
Balance at September 30, 2012	227,124	1,584,042	8,598,835	40,781	8,931,525	781,820	20,164,127

						Parent Company
	Land	Buildings	Mach., equip. and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2011	102,673	804,309	5,845,184	25,313	3,140,332	330,034	10,247,845
Acquisitions					1,560,354		1,560,354
Capitalized interest (Notes 25 and 32)					207,450		207,450
Write-offs			(3,605)	(12)			(3,617)
Depreciation		(22,008)	(643,695)	(3,394)		(9,564)	(678,661)
Transfers to other asset categories	2,669	148,008	741,318	4,614	(701,704)	(194,905)
Transfers to intangible assets					(836)		(836)
Other			(40,661)		8,262	8,878	(23,521)
Balance at September 30, 2012	105,342	930,309	5,898,541	26,521	4,213,858	134,443	11,309,014

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers. In Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

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The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
Project objective	Start date	Completion date		9/30/2012	12/31/2011
Logistics
Expansion of Transnordestina railroad by 1,728 km to boost the
transportation of varied products as iron ore, limestone, soybeans, cotton,	2009	2014		4,412,356	3,489,871
sugarcane, fertilizers, oil and fuels.
Expansion of MRS's capacity and current investments for maintenance of				226,966	290,410
current operations.
Current investments for maintenance of current operations.				26,711	15,479
				4,666,033	3,795,760
Mining
Expansion of Casa de Pedra Mine capacity production to 42 Mtpa.	2007	2012/13	(1)	1,533,975	1,322,433
Expansion of TECAR to permit an annual exportation of 60 Mtpa.	2009	2013		630,418	425,134
Expansion of Namisa capacity production to 39 Mtpa.	2008	2015/16		120,617	137,059
Current investments for maintenance of current operations.				11,998	46,421
				2,297,008	1,931,047
Steel
Implementation of the long steel mill in the states of Rio de Janeiro, Minas			(2)
	2008	2013		1,319,647	907,521
Gerais and São Paulo for production of rebar and w ire rod.
Current investments for maintenance of current operations.				412,841	256,718
				1,732,488	1,164,239
Cement
Construction of cement plants in the Northeast, South, and in Arcos, MG.	2011	2013	(3)	177,551	132,986
Construction of clinker plant in Arcos, MG	2007	2012	(4)	37,798	27,536
Current investments for maintenance of current operations.				20,647	4,751
				235,996	165,273
Total construction in progress				8,931,525	7,056,319

(1)  Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)  Expected date for completion of the Rio de Janeiro unit

(3)  Expected date for completion of new grinding in Arcos - MG

(4)  Start-up in March 2011, expected date for completion of construction works:  second half of 2012.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$222,174 as of September 30, 2012 (R$483,783 as of September 30, 2011), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives of least every financial year, in 2011 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

	Consolidated	Parent Company
Buildings	46	44
Machinery, equipment and facilities	13	13
Furniture and fixtures	10	10
Other	34	13

a)      As of September 30, 2012, the Company capitalized borrowing costs amounting to R$297,471 (R$257,965 as of September 30, 2011) in consolidated and R$207,450 (R$185,221 as of September 30, 2011) in Company. These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports (See notes 25 and 32).

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The rates used to capitalize borrowing costs are as follows:

9/30/2012		9/30/2011
Rates		Rates
Specífic projects	Non-specific projects	Specífic projects	Non-specific projects
TJLP + 1.3% to 3.2% UM006 + 2.7%	8.99%	TJLP + 1.3% to 3.2% UM006 + 2.7%	11.75%

b)      Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Production cost	852,219	650,521	293,927	213,002
Selling expenses	6,012	5,333	1,990	1,791
General and administrative expenses	21,405	22,113	7,687	6,932
	879,636	677,967	303,604	221,725
Other operating expenses	10,388	14,947	3,989	3,764
	890,024	692,914	307,593	225,489

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Production cost	661,502	528,039	225,022	169,070
Selling expenses	4,629	4,028	1,550	1,354
General and administrative expenses	6,238	5,327	2,307	1,891
	672,369	537,394	228,879	172,315
Other operating expenses	9,436	14,413	3,703	3,709
	681,805	551,807	232,582	176,024

c)     The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of September 30, 2012 the net property, plant and equipment of Casa de Pedra was R$2,840,861 (R$2,485,077 as of December 31, 2011), represented mainly by construction in progress amounting to R$1,533,975 (R$1,322,433 as of December 31, 2011).

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13.   INTANGIBLE ASSETS

	Consolidated				Parent Company
	Goodwill	Software	Other	Total	Goodwill	Software	Total
Balance at December 31, 2011	567,406	32,089	3,879	603,374	13,091	8,101	21,192
Effect of foreign exchange differences	26,333	84	134	26,551
Acquisitions through business combination (*)	191,507			191,507
Acquisitions and expenditures		201	472	673
Transfer of property, plant and equipment		5,507	90	5,597		836	836
Amortization		(9,418)	(140)	(9,558)		(3,144)	(3,144)
Other movements		148		148
Balance at September 30, 2012	785,246	28,611	4,435	818,292	13,091	5,793	18,884

(*) Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012 (see note 3).

The useful life of software is one to five years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

Goodwill on investments	Balance at 9/30/2012	Investor
Flat steel	13,091	CSN
Subtotal Parent Company	13,091
Mining	347,098	Namisa
Containers (*)	207,217	CSN
Long steel	191,507	CSN Steel S.L.
Total consolidated	758,913

(*) Goodwill of the cash-generating unit (CGU) Containers is presented net of an impairment loss recorded in 2011 amounting to R$60,861.

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14.   BORROWINGS, FINANCING AND DEBENTURES

	Consolidated					Parent Company
		Current liabilities		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates in (%)	9/30/2012	12/31/2011	9/30/2012	12/31/2011	Rates in (%)	9/30/2012	12/31/2011	9/30/2012	12/31/2011
FOREIGN CURRENCY
Prepayment	1% to 3.50%	160,708	381,333	1,037,039	573,388	1% to 3.50%	160,708	381,333	1,037,039	573,388
Prepayment	3.51% to 7.50%	5,941	148,597	994,994	1,281,171	3.51% to 7.50%	95,776	276,615	3,227,875	3,398,081
Perpetual bonds	7.00%	2,764	2,553	2,030,600	1,875,800
Fixed rate notes	9.75%	31,760	4,191	1,116,830	1,031,690	4.142%	7,894	7,292	891,048	823,120
Fixed rate notes						5.65%	26,343	4,058	1,539,885	1,436,478
Fixed rate notes	6.5%	30,357	53,851	2,436,720	1,875,800	9.125%	36,750	8,273	1,218,360	1,125,480
Fixed rate notes	6.875%	2,618	26,598	1,522,950	1,406,850
Fixed rate notes	10.5%	16,922	34,390	812,240	750,320
Financed imports	6.01% to 8.00%	33,325	25,248	52,528	27,310	6.01% to 8.00%	6,861	6,254	1,697	5,758
CCB	1.54%		176,440					176,440
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	32,200	25,903	18,710	36,750	Res. 635/87 interest + 1.7% and 2.7%	29,524	23,425	17,157	33,466
Intercompany						6M Libor + 2.25 and 2.26% and 3.9961%	42,344	534,185	675,380	205,028
	1.40% to 8.00% and					1.40% to 8.00% and 6M
Other		21,597	105,442	409,221	145,438			87,811
	CDI + 1.2%					Libor + 2.56%
		338,192	984,546	10,431,832	9,004,517		406,200	1,505,686	8,608,441	7,600,799
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 5%	402,421	430,432	2,001,547	1,744,727	TJLP + 1.5% to 3.2%	253,216	226,891	881,033	782,416
	103.6% to 110.8%
Debentures		49,065	672,073	4,662,606	2,822,424	103.6% and 110.8% CDI	25,395	655,755	2,715,000	1,150,000
	CDI and 1% + TJLP
Prepayment	104.8%, 109.5% and 111% CDI	1,152,139	537,128	3,989,891	4,523,224	104.8% and 109.5 % CDI	1,088,912	510,072	1,933,333	2,466,667
CCB	112.5% CDI	67,005	101,280	7,200,000	7,200,000	112.5% CDI	67,005	101,280	7,200,000	7,200,000
Intercompany						100.5% to 105.5% CDI	367,777	1,356,010	997,420
Other		11,129	9,509	30,945	37,058		1,964	1,845	4,911	5,528
		1,681,759	1,750,422	17,884,989	16,327,433		1,804,269	2,851,853	13,731,697	11,604,611
Total borrow ings and financing		2,019,951	2,734,968	28,316,821	25,331,950		2,210,469	4,357,539	22,340,138	19,205,410
Transaction costs and issue premiums		(30,567)	(32,885)	(108,424)	(145,445)		(27,180)	(27,398)	(95,763)	(114,133)
Total borrow ings and financing + transaction costs		1,989,384	2,702,083	28,208,397	25,186,505		2,183,289	4,330,141	22,244,375	19,091,277

The balances of prepaid intragroup borrowings related to the Company total R$2,322,716 as of September 30, 2012 (R$2,244,927 as of December 31, 2011) and the balances of Fixed rate notes and Intercompany bonds total R$3,720,280 (R$3,404,701 as of December 31, 2011), see note 4.

•       Funding transaction costs

As of September 30, 2012, funding transaction costs are as follows:

									Consolidated
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	1,648	3,085	945	351	(426)	(426)	(1,268)	2,261	6.5% to 10%	6.75% to 10.7%
BNDES	472	215	423	389	389	389	3,533	5,338	1.3% to 1.7%	1.44% to 7.39%
BNDES	1,578	436	273					709	2.2% to 3.2%	7.59% to 9.75%
Prepayment	8,059	1,976	6,397	2,219	2,219	2,219	1,354	16,384	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	509	127	509	509	509	346		2,000	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	3,294	17,651	13,902	13,902	10,057	17,867	76,673	112.5% CDI	11.33% to 14.82%
Other	829	355	825	829	829	829	1,392	5,059	105.8% and 110.8% CDI	12.59% and 13.27%
	30,567	9,488	27,023	18,199	17,422	13,414	22,878	108,424

									Parent Company
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	701	2,770						2,770	9.13%	10.01%
BNDES	307	77	239	205	205	205	2,046	2,977	1.30% to 1.70%	1.44% to 7.39%
BNDES	1,453	363	242					605	2.2% to 3.2%	7.59% to 9.75%
Prepayment	6,309	1,538	4,647	469	469	469	625	8,217	109.50% CDI	10.08%
Prepayment	509	127	509	509	509	346		2,000	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	3,294	17,651	13,902	13,902	10,057	17,867	76,673	112.5% CDI	11.33% to 14.82%
Other	429	221	427	427	427	427	592	2,521	105.8 and 110.8% CDI	12.59% and 13.27%
	27,180	8,390	23,715	15,512	15,512	11,504	21,130	95,763

(1)    TJ – Annual interest rate contracted

(2)    TIR – Annual internal rate of return

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•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of September 30, 2012, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

	Consolidated		Parent Company
2013	1,451,477	5%	2,690,384	12%
2014	2,917,485	10%	3,293,934	15%
2015	3,449,677	12%	3,227,603	14%
2016	2,829,114	10%	1,676,333	8%
2017	3,526,161	12%	2,473,997	11%
After 2017	12,112,307	43%	8,977,887	40%
Perpetual bonds	2,030,600	8%
	28,316,821	100%	22,340,138	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

	Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Opening balance	27,888,588	20,089,447	23,421,418	15,183,349
Funding	3,677,142	7,824,012	2,630,092	7,314,956
Amortization	(4,076,141)	(3,614,606)	(3,951,520)	(2,818,933)
Other (*)	2,708,192	3,589,735	2,327,674	3,742,046
Closing balance	30,197,781	27,888,588	24,427,664	23,421,418

(*) Includes foreign exchange differences and inflation adjustments.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of September 30, 2012.

In January 2012, the Company secured a financing facility contracted by its subsidiary CSN Steel S.L., amounting to €120 million, to partially finance the acquisition of all the shares held by Grupo Alfonso Gallardo, S.L.U.  (“Gallardo Group”) in the companies Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U.

In January 2012, the Company priced, through its wholly-owned subsidiary CSN Resources S.A., an additional bond issue amounting to US$200 million, by reopening the US$1 billion bonds, maturing in July 2020.

In March 2012, the Company conducted the first issue of commercial promissory notes (“Promissory Notes”) for public distribution with restricted efforts. The Issue comprised 40 promissory notes with unit face value of R$20,000, totaling R$800,000, which were fully subscribed and paid in.

In September 2012, the Company settled the promissory notes issued in March 2012 in the total amount of R$833,277, of which R$800,000 in principal and R$33,277 in interest.

•       Debentures

i. Companhia Siderúrgica Nacional

4th issue

In February 2012, the Company settled the fourth issue debentures amounting to R$600,000 in principal and R$35,285 in interest.

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5th issue

As approved at the Board of Directors’ meeting held on July 12, 2011, the Company issued on July 20, 2011, 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10,000. These debentures were issued in the total amount of R$1,150,000 and the proceeds from their trading with financial institutions were received on August 23, 2011.

The face value of these debentures earns interest equivalent to 110.8% of CDI, as released by Cetip, per year, and maturity of the face value is scheduled for July 20, 2019, with an early redemption option.

6h issue

As approved at the Board of Directors’ meeting held on August 29, 2012, the Company issued on September 6, 2012, 156,500 nonconvertible, unsecured debentures, of which 106,500 1st series debentures and 50,000 2nd series debentures, with a unit face value of R$10. These debentures were issued in the total amount of R$1,565,000 and the proceeds from their trading with financial institutions were received on September 24, 2012.

The face value of the 1st series debentures earns interest equivalent to 105.80% of CDI, as released by Cetip, per year, and maturity of the face value is scheduled for March 30, 2015, with an early redemption option.

The face value of the 2nd series debentures earns interest equivalent to 106.00% of CDI, as released by Cetip, per year, and maturity of the face value is scheduled for September 6, 2015, with an early redemption option.

ii. Transnordestina Logística

On March 10, 2010 Transnordestina Logística S.A obtained approval from the Northeast Development Fund – FDNE for its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400. The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade and Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

Issue	Series	General meeting	Number issued	Unit face value	Issue	Maturity	Charges	Balance (R$) 9/30/2012
1st	1st	02/08/10	336,647,184	R$ 1.00	03/09/10	10/03/27	TJLP + 0.85% p.a	336,647
1st	2nd	02/08/10	350,270,386	R$ 1.00	11/25/2010	10/03/27	TJLP + 0.85% p.a	350,270
1st	3rd	02/08/10	338,035,512	R$ 1.00	12/01/10	10/03/27	TJLP + 0.85% p.a	338,036
1st	4th	02/08/10	468,293,037	R$ 1.00	10/04/11	10/03/27	TJLP + 0.85% p.a	468,293
1st	5th	02/08/10	121,859,549	R$ 1.00	9/21/2012	10/03/27	TJLP + 0.85% p.a	121,860

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

	9/30/2012	12/31/2011
Property, plant and equipment	14,804	19,383
Collateral transfer (*)		87,550
	14,804	106,933

(*) In March 2012 the Company settled the loan guaranteed by a collateral transfer and paid R$89,438.

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15.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

		9/30/2012					12/31/2011
Consolidated	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
Assets
Current assets
Cash and cash equivalents	5			14,553,711		14,553,711			15,417,393		15,417,393
Trade receivables, net	6			1,636,411		1,636,411			1,558,997		1,558,997
Guarantee margin on financial instruments	8 and 15			415,211		415,211			407,467		407,467
Derivative financial instruments	8 and 15		2,000			2,000		55,115			55,115

Non-current assets
Other trade receivables				19,101		19,101			57,797		57,797
Investments		1,906,521				1,906,521	2,089,307				2,089,307
Derivative financial instruments	10		396,431			396,431		376,344			376,344
Short-term investments				119,922		119,922			139,679		139,679

Liabilities
Current liabilities
Borrowings, financing and debentures	14				2,019,951	2,019,951				2,734,968	2,734,968
Derivative financial instruments	15 and 16		3,873			3,873		2,971			2,971
Trade payables					1,650,324	1,650,324				1,232,075	1,232,075
Non-current liabilities
Borrowings, financing and debentures	14				28,316,821	28,316,821				25,331,950	25,331,950
Derivative financial instruments	15 and 16		387,742			387,742		373,430			373,430

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements of three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

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The following table shows the financial instruments recognized at fair value using a valuation method:

	9/30/2012				12/31/2011
Consolidated	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		2,000		2,000		55,115		55,115

Non-current assets
Available-for-sale financial assets
Investments	1,906,521			1,906,521	2,089,309			2,089,309

Financial assets at fair value through profit or loss
Derivative financial instruments		396,431		396,431		376,344		376,344

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		3,873		3,873		2,971		2,971

Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		387,742		387,742		373,430		373,430

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil and abroad involving top ranked companies classified by international rating agencies as investment grade, which are recognized in non-current assets, and any gains or losses are recognized in Shareholders’ Equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

To determine the period of decline in the market value of Usiminas shares below their cost, CSN compared their average cost of acquisition as of September 30, 2012 with the last date when the maximum quotation was above this weighted average. According to management, this analysis shows that neither USIM3 shares nor USIM5 shares presented a prolonged decline in their quotations, based on the Company’s policy.

To determine the decline percentage, we have analyzed volatility, which represents a dispersion measure of a share or market index returns. The more a share price varies over a short period of time, the higher is the risk of financial gain or loss if the share is traded and, therefore, volatility is a risk measure.

As of June 30, 2012, considering the quantitative and qualitative analyses above, management concluded, in its best judgment, that there was evidence of a significant reduction in market value over the acquisition cost of the shares of USIM3 and USIM5, 66.3% and 59.0% respectively, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit/loss for the period, recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

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As of September 30, 2012, Management concluded, in its best judgment, that there is no evidence of impairment of the investment in Usiminas shares and, therefore, that a new reclassification to profit or loss for the period is not necessary. In accordance with the Company's policy, gains arising from the positive variation of the quotation of shares during the quarter were recognized in other comprehensive income.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can impact, among others, the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the interim financial statements of their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

	9/30/2012		12/31/2011
	Carrying amount	Fair value	amount	Fair value
Perpetual bonds	2,033,364	2,048,451	1,878,353	1,819,903
Fixed rate notes	5,970,397	6,812,941	5,183,690	5,832,364

IV     Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments. The Company’s risk policy prohibits any speculative deals or short sales.

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•         Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 14.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

	Consolidated
At September 30, 2012	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,019,951	4,368,962	9,804,952	14,142,907	30,336,772
Derivative financial instruments	3,873	387,742			391,615
Trade payables	1,650,324				1,650,324

December 31, 2011
Borrowings, financing and debentures	2,734,968	2,263,889	6,724,483	16,343,578	28,066,918
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,232,075				1,232,075

•         Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar, euro and Australian dollar, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•         Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

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•           presentation of the financial position and exchange exposure on a routine basis of meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

The consolidated net exposure as of September 30, 2012 is as follows:

9/30/2012
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	5,927,458	2,712
Derivative guarantee margin	200,213
Trade receivables	194,998	34,972
Intercompany loans	81,753
Advances to suppliers	83,504	453
Other assets	5,949
Total assets	6,493,875	38,137
Borrowings and financing	(5,125,554)
Trade payables	(157,915)	(961)
Other liabilities	(39,327)
Intercompany borrowings	(13,855)
Total liabilities	(5,336,651)	(961)
Gross exposure	1,157,224	37,176
Notional amount of derivatives contracted	73,212	(90,000)
Net exposure	1,230,436	(52,824)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•         Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of September 30, 2012, the Company had a long position in exchange swap of US$10,000,000 (US$367,856,000 as of December 31, 2011) where we received, in the long position, exchange rate change plus 3.5% per year on average (in 2011, exchange rate change plus 3.4541% per year), and paid 100% of CDI, in the short position of the exchange swap contract.

As of December 31, 2011 the Company had a short position in a foreign exchange swap of US$100,000.000, where we paid, in the short position, exchange rate change plus interest of 2.39% per year.

As of September 30, 2012, the consolidated position of these contracts is as follows:

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a) Outstanding transactions

•         US dollar-to-real exchange swap

					9/30/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)

Counterparties	Transaction maturity	Notional amount (US$’000)	Long position	Short position	Amount receivable/ (payable)	Notional amount (US$’000)	Asset position	Liability position	Amount receivable / (payable)
HSBC	6/15/2012 to	9,981	20,503	(19,845)	658	101,317	192,919	(176,554)	16,365
Bradesco	8/1/2012 to 10/1/2012	9,981	20,505	(20,227)	278	3,327	6,279	(5,743)	536
Banco do Brasil	7/2/2012 to 2/1/2013	6,654	13,817	(12,720)	1,097	6,654	12,605	(12,413)	192
Santander	10/1/2013 to 1/2/2015	14,990	32,419	(29,511)	2,908	14,990	28,900	(28,416)	484
Goldman Sachs	12/17/2012 to	6,654	13,707	(12,393)	1,314	190,000	371,174	(352,514)	18,660
Banco de Tokyo	12/15/2016	24,952	53,384	(50,305)	3,079	24,952	46,980	(47,960)	(980)
Société Générale						16,635	30,554	(29,362)	1,192
JP Morgan						9,981	19,127	(18,556)	571
		73,212	154,335	(145,001)	9,334	367,856	708,538	(671,518)	37,020

•         Real-to-US dollar exchange swap

				12/31/2011
	Notional (US$)	Appreciation (R$)		Fair value (market)

Counterparties		Long	Short	Amount
		position	position	(payable)
Goldman Sachs	(70,000)	130,266	(130,787)	(521)
Santander	(30,000)	55,704	(56,030)	(326)
	(100,000)	185,970	(186,817)	(847)

•         Iene-to-US dollar exchange swap

		9/30/2012				12/31/2011
					Fair value				Fair value
			Appreciation (R$)		(market)		Appreciation (R$)		(market)
Counterparty	Transaction maturity	Notional amount (Yene)				Notional
			Long position	Short position	Amount receivable	amount (Yene)	Long position	Short position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	388,577	(387,742)	835	59,090,000	374,455	(373,430)	1,025
		59,090,000	388,577	(387,742)	835	59,090,000	374,455	(373,430)	1,025

b) Settled transactions

•         US dollar-to-real exchange swap

	Appreciation in 2012				Appreciation in 2011
	Notional	Long	Short		Notional	Long	Short	Fair value	Impact on
Counterparties	amount	position	position	Received/	amount	position	position (R$)	in 2011	P&L in 2012
	(US$’000)	(R$)	(R$)	(paid) in 2012	(US$’000)	(R$)
Goldman Sachs	1,100,000	2,087,068	(2,058,133)	28,935	190,000	371,175	(352,515)	18,660	10,275
HSBC	101,317	192,065	(181,463)	10,602	101,317	192,919	(176,554)	16,365	(5,763)
Santander	4,990	9,357	(9,322)	35	4,990	9,571	(9,095)	476	(441)
Banco do Brasil	3,327	6,941	(6,659)	282	3,327	6,316	(6,364)	(48)	330
Société Générale	16,635	34,767	(30,373)	4,394	16,635	31,828	(29,362)	2,466	1,928
JP Morgan	9,981	17,577	(18,820)	(1,243)	9,981	19,126	(18,556)	570	(1,813)
Bradesco	3,327	7,151	(6,049)	1,102	3,327	6,279	(5,743)	536	566
	1,239,577	2,354,926	(2,310,819)	44,107	329,577	637,214	(598,189)	39,025	5,082

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•         Real-to-US dollar exchange swap

	Appreciation in 2012				Appreciation in 2011
Counterparties	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Amount received in 2012	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Santander	(70,000)	131,472	(122,092)	9,380	(70,000)	130,265	(130,787)	(522)	9,902
Goldman Sachs	(130,000)	232,837	(235,058)	(2,221)	(30,000)	55,704	(56,030)	(326)	(1,895)
Itaú BBA	(100,000)	184,214	(189,329)	(5,115)					(5,115)
	(300,000)	548,523	(546,479)	2,044	(100,000)	185,969	(186,817)	(848)	2,892

The position of outstanding transactions was recorded in the Company’s assets and totals R$9,334 as of September 30, 2012 (R$37,020 in assets and R$847 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as gain totaling R$17,308 as of September 30, 2012 (loss of R$127,638 as of September 30, 2011) (see note 25).

•         Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

As of September 30, 2012, the consolidated position of these contracts is as follows:

a) Outstanding transactions

			9/30/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (€’000)	Long position	Short position	Amount (payable)	Notional amount (€’000)	Long position	Short position	Amount receivable
Itaú BBA	10/11/2012	45,000	58,046	(57,807)	239
HSBC	10/11/2012	20,000	25,795	(25,692)	103	25,000	51,469	(48,556)	2,913
Goldman Sachs	10/11/2012	25,000	32,248	(32,115)	133	40,000	128,761	(121,389)	7,372
Deutsche Bank						25,000	51,521	(48,556)	2,965
		90,000	116,089	(115,614)	475	90,000	231,751	(218,501)	13,250

b) Settled transactions

	Appreciation in 2012				Appreciation in 2011
Counterparties	Notional amount (€’000)	Long position (R$)	Short position (R$)	Received/ (paid) in 2012	Notional amount (€’000)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Deutsche Bank	120,000	253,242	(250,035)	3,207	25,000	64,345	(60,694)	3,651	(444)
Goldman Sachs	260,000	494,858	(489,645)	5,213	40,000	102,990	(97,111)	5,879	(666)
HSBC	70,000	119,505	(121,260)	(1,755)	25,000	64,416	(60,696)	3,720	(5,475)
Itau BBA	270,000	452,459	(447,080)	5,379					5,379
	720,000	1,320,064	(1,308,020)	12,044	90,000	231,751	(218,501)	13,250	(1,206)

The position of outstanding transactions was recorded in the Company’s assets and totals R$475 as of September 30, 2012 (R$13,250 in assets as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as loss totaling R$731 as of September 30, 2012 (gain of R$2,817 as of September 30, 2011) (see note 25).

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•         Other derivatives

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of September 30, 2012, the gross position was US$30,806 and the net position was US$40,335 (including the derivatives below).

a) Outstanding transactions

		9/30/2012				12/31/2011
Counterparties	Transaction maturity	Notional amount (US$’000)	Appreciation (R$)		Fair value (market)	Notional amount (US$’000)	Appreciation (R$)		Fair value (market)
			Long position	Short position	Amount receivable		Long position	Short position	Amount receivable
BES	9/28/2013	53,516	108,063	(109,864)	(1,801)	20,208	38,017	(34,049)	3,968
DB	11/30/2012	17,625	35,589	(36,521)	(932)
BNP						15,000	28,219	(25,453)	2,766
		71,141	143,652	(146,385)	(2,733)	35,208	66,236	(59,502)	6,734

The position of outstanding transactions was recorded in the Company’s assets and totals R$2,733 as of September 30, 2012 (R$6,734 in assets as of December 31, 2011).

Gains or losses on these transactions as of September 30, 2012 are consolidated into the Company’s finance income (costs) as a loss totaling R$6,638 (gain of R$8,808 as of September 30, 2011) (see Note 25).

•         Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of September 30, 2012 recognized in assets, amounting to R$9,334. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.5230;

- Scenario 2: (50% real appreciation) R$-US$ parity of 1.0153;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.5383;

- Scenario 4: (50% real depreciation) R$-US$ parity of 3.0459.

	9/30/2012
	Risk	Notional amount (US$’000)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.0306	1.5230	1.0153	2.5383	3.0459

Net currency swap	US dollar fluctuation	73,212	(37,166)	(74,332)	37,166	74,332

Exchange position functional currency R$	US dollar fluctuation	1,157,224	(587,465)	(1,174,930)	587,465	1,174,930
(not including exchange derivatives above)

Consolidated exchange position	US dollar fluctuation	1,230,436	(624,631)	(1,249,262)	624,631	1,249,262
(including exchange derivatives above)

•         Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of September 30, 2012 recognized in assets, amounting to R$475. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-Euro parity of 1.9582;

- Scenario 2: (50% real appreciation) R$-Euro parity of 1.3055;

- Scenario 3: (25% real depreciation) R$-Euro parity of 3.2636;

- Scenario 4: (50% real depreciation) R$-Euro parity of 3.9164.

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	9/30/2012
	Risk	Notional amount (US$’000)	Scenario 2	Scenario 3	Scenario 4	Scenario 4

		2.6109	1.9582	1.3055	3.2636	3.9164

Net currency swap	Euro fluctuation	(90,000)	58,745	117,491	(58,745)	(117,491)

Exchange position functional currency R$	Euro fluctuation	37,176	(24,266)	(48,531)	24,266	48,531
(not including exchange derivatives above)

Consolidated exchange position	Euro fluctuation	(52,824)	34,479	68,960	(34,479)	(68,960)
(including exchange derivatives above)

•         Sensitivity analysis of the dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of September 30, 2012 recognized in liabilities, amounting to R$2,733. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) Euro-dollar parity of 0.9656;

- Scenario 2: (50% real appreciation) Euro-dollar parity of 0.6437;

- Scenario 3: (25% real depreciation) Euro-dollar parity of 1.6094;

- Scenario 4: (50% real depreciation) Euro-dollar parity of 1.9312.

	9/30/2012
	Risk	Notional amount (US$’000)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.2875	0.9656	0.6437	1.6094	1.9312

Net currency swap	US dollar fluctuation	71,141	(22,898)	(45,797)	22,898	45,797

Exchange position functional currency EURO	US dollar fluctuation	(30,806)	9,916	19,831	(9,916)	(19,831)
(not including exchange derivatives above)

Consolidated exchange position	US dollar fluctuation	40,335	(12,982)	(25,966)	12,982	25,966
(including exchange derivatives above)

•         Interest rate risk

Short- and long-term liabilities to indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of September 30, 2012 is US$86,000,000, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as a counterparty a prime financial institution.

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As of September 30, 2012, the position of these contracts is as follows:

a)     Outstanding transactions

		9/30/2012					12/31/2011
		Notional amount (US$’000)	Appreciation (R$)		Fair value (market) (R$)		Notional amount (US$’000)	Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	2012	Long position	Short position	Amount payable	Transaction maturity	2011	Long position	Short position	Amount payable
CSFB	11/13/2012	86,000	145,983	(147,078)	(1,095)	13/2/2012	107,500	182,432	(184,556)	(2,124)

 b)     Settled transactions

		Appreciation in 2012				Appreciation in 2011
Counterparties	Transaction maturity	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Paid in 2012	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
CSFB	2/13/2012	107,500	183,000	(186,817)	(3,817)	107,500	182,432	(184,556)	(2,124)	(1,693)
CSFB	5/14/2012	107,500	183,135	(186,082)	(2,947)					(2,947)
CSFB	8/13/2012	86,000	146,514	(148,606)	(2,092)					(2,092)
			512,649	(521,505)	(8,856)		182,432	(184,556)	(2,124)	(6,732)

The position of outstanding transactions was recorded in the Company’s liabilities and totals R$1,095 as of September 30, 2012 (R$2,124 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a loss totaling R$7,827 (loss of R$16,337 as of September 30, 2011).

•         Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of September 30, 2012 recognized in liabilities, amounting to R$1,095. The Company considered the scenarios below for the real-dollar parity volatility.

	9/30/2012
	Notional amount	Risk	25%	50%	25%	50%
	(US$’000)
LIBOR-to-CDI interest rate swap	86,000	(Libor) US$	(11,717)	(13,825)	11,717	13,825

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of September 30, 2012 in the consolidated interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	9/30/2012	9/30/2011
TJLP	5.50	9,874	9,335
Libor	0.64	8,469	5,129
CDI	7.36	53,658	61,772

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on Shareholders’ Equity, in other comprehensive income.

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	Consolidated
	Other comprehensive income
	9/30/2012	12/31/2011
Net change in the fair value of financial
instruments classified as available for sale	505,803	(767,015)

The Company considers as probable scenario the amounts recognized at market values as of September 30, 2012. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of September 30, 2012. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the scenarios below for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

	Impact on equity
Companies	Probable	25%	50%	25%	50%
Usiminas	505,325	534,295	1,068,591	(534,295)	(1,068,591)
Panatlântica	478	2,738	5,477	(2,738)	(5,477)
	505,803	537,033	1,074,068	(537,033)	(1,074,068)

•         Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•         Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$406,553 (R$407,467 as of December 31, 2011); this amount is invested at Deutsche Bank as guarantee of the derivative financial instrument contracts, specifically swaps between CSN Islands VIII and CSN. In addition to this amount, the Company has, through its jointly controlled entity MRS, R$8,658 (R$ 8,227 as of December 31, 2011) linked to financing transactions with BNDES, which is part of the guarantee of these transactions.

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16.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Current				Non-current
	Consolidated		Parent Company		Consolidated		Parent Company
	9/30/2012	12/31/2011	9/30/2012	12/31/2011	9/30/2012	31/12/2011	9/30/2012	31/12/2011
Payables to related parties (Note 4 b and c )	258,914	185,176	993,869	458,094	3,088,050	3,094,453	7,720,126	7,736,132
Unrealized losses on derivatives (Note 15 I)	3,873	2,971	1,095	2,124	387,742	373,430
Dividends and interest on capital payable to Company owners (Note 4 a)	180,946	622,164	180,946	622,164
Dividends and interest on capital payable to non-controlling shareholders	169,646	306,760	169,646	305,717
Advances from customers	60,904	23,868	21,891	17,862
Taxes in installments	213,247	311,114	185,594	292,699	1,907,050	1,922,283	1,737,341	1,774,533
Profit sharing - employees	98,270	131,755	79,225	117,806
Other payables	144,876	144,637	27,885	45,781	211,595	203,354	105,473	122,529
	1,130,676	1,728,445	1,660,151	1,862,247	5,594,437	5,593,520	9,562,940	9,633,194

(*) The nature of transactions with related parties are described in note 4.

17.   TAXES IN INSTALLMENTS

a)      Tax Recovery Program (REFIS)

On November 26, 2009, the Company, its subsidiaries and jointly controlled entities joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

Management’s decision took into consideration matters already judged by higher courts, as well as the assessment of outside legal counsel regarding the possibility of favorable outcomes in the contingencies in progress.

The tax debts enrolled under Provisional Measure 470/09 were payable in 12 installments, starting November 2009. In July 2010, the Company elected to offset income tax and social contribution carryforwards against the last four installments of the installment plan, as allowed by relevant legislation.

In November 2009 and February 2010, the debts payable enrolled in the installment plan under Law 11,941/09, already recognized through provisions, were reviewed based on the reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings.

In June 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11.941/09, payable in 180 SELIC-adjusted installments. As a result of the consolidation, there was an adjustment to the provision in the second quarter of 2011, recognized in Company in line item “Finance income (costs)” and other expenses, before income tax and social contribution.

With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) and the Federal Revenue Service (RFB) on the treatment given to the excess deposit generated after application of the reductions obtained for tax payment in cash. The balance of this excess deposit, which as of September 30, 2012 was R$826,499 (R$806,103 as of December 31, 2011), is recognized in line item Credits with the PGFN, in other non-current assets.

Accordingly, the Company filed a request for offset the credits resulting from the offset against the debts backed by the related judicial deposits against the tax debts payable in installments under the REFIS program, Law 11.941/09, approved by the PGFN. (The Company awaits a reply to this request.)

The position of REFIS debts recorded in taxes in installments in current and non-current liabilities as of September 30, 2012 was R$1,978,533 (R$2,094,741 as of December 31, 2011) in consolidated and R$1,801,428 (R$1,928,872 as of December 31, 2011) in Company.

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b)      Other tax installments (regular and other)

The Company and its subsidiaries also joined the Regular social security tax (INSS) installment plan and other plans.

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities as of September 30, 2012, is R$141,764 (R$138,656 as of December 31, 2011) in consolidated and R$121,507 (R$138,360 as of December 31, 2011) in Company.

18.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated
	9/30/2012		12/31/2011
	Accrued	Judicial	Accrued	Judicial
	liabilities	deposits	liabilities	deposits
Social security and labor	251,373	157,779	284,556	131,443
Civil	112,840	58,310	102,486	50,909
Environmental	6,906		6,906
Tax	213,312	352,261	86,014	353,778
Judicial deposits		28,618		26,928
	584,431	596,968	479,962	563,058
Legal obligations challenged in courts:
Tax
Salary premium for education	33,121	36,189	33,121	36,189
Income tax on ”Plano Verão”	20,892	337,855	20,892	345,676
Other provisions	98,399	11,818	104,488	9,788
	152,412	385,862	158,501	391,653
	736,843	982,830	638,463	954,711
Total current	289,442		292,178
Total non-current	447,401	982,830	346,285	954,711

	Parent Company
	9/30/2012		12/31/2011
	Accrued	Judicial	Accrued	Judicial
	liabilities	deposits	liabilities	deposits
Social security and labor	191,059	127,429	200,401	105,292
Civil	72,362	40,476	65,076	39,308
Environmental	6,906		6,906
Tax	188,631	337,057	59,068	314,756
Judicial deposits		25,609		26,663
	458,958	530,571	331,451	486,019
Legal obligations challenged in courts:
Tax
Salary premium for education	33,121	36,189	33,121	36,189
Income tax on ”Plano Verão”	20,892	337,855	20,892	345,676
Other provisions	96,848	11,818	102,965	9,788
	150,861	385,862	156,978	391,653
	609,819	916,433	488,429	877,672
Total current	220,819		225,997
Total non-current	389,000	916,433	262,432	877,672

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The changes in the provision for tax, social security, labor, civil and environmental risks in the period ended September 30, 2012 were as follows:

Consolidated
Current + non-current						Current

			Inflation
Nature	12/31/2011	Additions	adjustment	Utilization	9/30/2012	9/30/2012	12/31/2011
Tax	244,515	129,050	5,437	(13,278)	365,724		220
Social security	61,536	965	2,188	(22,087)	42,602
Labor	223,020	14,302	6,384	(34,935)	208,771	192,964	204,615
Civil	102,486	14,629	2,200	(6,475)	112,840	96,478	87,343
Environmental	6,906				6,906
	638,463	158,946	16,209	(76,775)	736,843	289,442	292,178

Parent Company
Current + non-current						Current

			Inflation
Nature	12/31/2011	Additions	adjustment	Utilization	9/30/2012	9/30/2012	12/31/2011
Tax	216,046	129,050	3,560	(9,164)	339,492
Social security	39,477	965	2,188	(28)	42,602
Labor	160,924	8,392	5,090	(25,949)	148,457	148,457	160,921
Civil	65,076	11,059	1,377	(5,150)	72,362	72,362	65,076
Environmental	6,906				6,906
	488,429	149,466	12,215	(40,291)	609,819	220,819	225,997

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

The Company and its subsidiaries are defendants in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$8,961,075, of which R$1,170,921 related to labor and social security lawsuits, R$679,093 to civil lawsuits, and R$25,156 to environmental lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$7,085,905, and R$1,934,785 from this total refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries. In view of the recent changes in administrative and judicial decisions, our outside legal counsel classified the possibility of an unfavorable outcome as possible.

a) Labor lawsuits

As of September 30, 2012,  the Company and its subsidiaries are defendants in 12,345 labor lawsuits, for which a provision has been recorded in the amount of R$208,771 (R$223,020 as of December 31, 2011). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity contingencies resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

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b) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Company and its subsidiaries, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$112,840 as of September  30, 2012 (R$102,486 as of December 31, 2011)

c) Tax lawsuits

I - Income tax and social contribution

“Verão” Plan - The Company is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Plano Verão”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of September 30, 2012, there is an amount of R$337,855 (R$345,676 as of December 31, 2011) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2011), which represents the portion not recognized by the courts.

II - Salary premium for education - "Salário Educação"

The Company has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

As of September 30, 2012 the accrued totals R$33,121 (R$33,121 as of December 31, 2011) and the judicial deposit amounts to R$36,189 (R$36,189 as of December 31, 2011).

III - Other

The Company has also recognized provision for lawsuits relating to INSS, FGTS Complementary Law 110, PIS Law 10,637/02 and PIS/COFINS – Manaus Free Trade Zone, totaling R$96,848 as of September 30, 3012 (R$102,965 as at December 31, 2010), which includes legal charges.

d) Other

▪  Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8,884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment.  The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This action is classified as risk of possible loss.

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▪  Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$6,906 (R$6,906 as of December 31, 2011).

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not an estimated amount due to the illiquidity of the claims.

As a result of the lawsuit mentioned in the paragraph above, in September 2012 the Company received a legal notice related to an individual lawsuit filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

19.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

a) Environmental liabilities

As of September 30, 2012, a provision is recognized in the amount of R$392,915 (R$312,612 as of December 31, 2010) in consolidated and R$388,110 (R$306,079 as of December 31, 2011) in Company for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. This provision is recognized in operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through September 30, 2012 was 11.00%. The liability recognized is periodically updated based on these discount rates plus the general market price index (IGPM) for the period.

b) Decommissioning of assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of September 30, 2012 is R$26,236 (R$24,327 as of December 31, 2011) in consolidated and R$16,266 (R$15,148 as of December 31, 2011) in Company.

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20.   SHAREHOLDERS´EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2012 is R$4,540,000 (R$1,680,947 as of December 31, 2011) represented by 1,457,970,108 (1,457,970,108 as of December 31, 2011) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of September 30, 2012 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of September 30, 2012, the Company did not have any treasury shares. On August 2, 2011, the Company approved the cancelation of 25,063,577 existing treasury shares without decreasing capital.

v. Ownership structure

As of September 30, 2012, the Company’s ownership structure was as follows:

	9/30/2012		12/31/2011
	Number of	% of total	Number of	% of total
	common shares	shares	common shares	shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	27,509,316	1.89%	31,773,516	2.18%
JP Morgan Chase Bank - ADRs	372,242,803	25.53%	373,772,695	25.64%
BOVESPA	289,516,265	19.85%	283,722,173	19.45%
	1,457,970,108	100.00%	1,457,970,108	100.00%
Treasury shares
Total shares	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

21.   INTEREST ON CAPITAL

The Company recorded interest on capital amounting to R$348,981 as of September 30, 2012.

The calculation of interest on capital is based on the Long-Term Interest Rate (TJLP) fluctuation on Shareholders’ Equity, limited to 50% of pretax profit for the period or, according to prevailing legislation, the higher of 50% of retained earnings and profit reserves.

In compliance with CVM Resolution 207 of December 31, 1996 and tax regulations, the company elected to account for proposed interest on capital as a contra entry to finance costs and reverse it from the same line item. Therefore, interest on capital is not stated in the income statement and does not affect profit, except for the tax effects recognized in income tax and social contribution line items. Management will propose that the amount of interest on capital be attributed to the mandatory minimum dividends.

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22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Gross revenue
Domestic market	10,136,600	10,130,788	3,731,153	3,392,258
Foreign market	4,604,051	4,689,875	1,428,139	1,693,443
	14,740,651	14,820,663	5,159,292	5,085,701
Deductions
Canceled sales and discounts	(241,882)	(183,331)	(69,742)	(77,330)
Taxes levied on sales	(2,199,029)	(2,284,438)	(822,376)	(767,677)
	(2,440,911)	(2,467,769)	(892,118)	(845,007)
Net revenue	12,299,740	12,352,894	4,267,174	4,240,694

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Gross revenue
Domestic market	9,167,551	9,096,918	3,327,371	2,947,660
Foreign market	741,550	1,014,339	218,724	309,669
	9,909,101	10,111,257	3,546,095	3,257,329
Deductions
Canceled sales and discounts	(217,323)	(163,252)	(49,994)	(70,206)
Taxes levied on sales	(1,951,672)	(2,007,489)	(721,899)	(637,210)
	(2,168,995)	(2,170,741)	(771,893)	(707,416)
Net revenue	7,740,106	7,940,516	2,774,202	2,549,913

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23.   EXPENSES BY NATURE

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Raw materials and inputs	(3,442,813)	(2,748,737)	(1,047,444)	(1,121,945)
Labor cost	(1,247,351)	(1,075,907)	(425,612)	(373,517)
Supplies	(821,635)	(791,237)	(261,704)	(263,397)
Maintenance cost (services and materials)	(896,394)	(912,295)	(321,413)	(251,397)
Outsourced services	(1,743,497)	(1,400,363)	(623,680)	(498,516)
Depreciation, amortization and depletion (Note 12 b)	(879,636)	(677,967)	(303,604)	(221,725)
Other (*)	(838,564)	(418,780)	(511,433)	(28,742)
	(9,869,890)	(8,025,286)	(3,494,890)	(2,759,239)
Classified as:
Cost of sales (Note 26)	(8,837,043)	(7,242,420)	(3,103,390)	(2,522,120)
Selling expenses (Note 26)	(589,854)	(376,402)	(230,355)	(110,633)
General and administrative expenses (Note 26)	(442,993)	(406,464)	(161,145)	(126,486)
	(9,869,890)	(8,025,286)	(3,494,890)	(2,759,239)

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Raw materials and inputs	(2,451,926)	(2,314,213)	(828,453)	(882,030)
Labor cost	(802,581)	(755,956)	(287,853)	(253,800)
Supplies	(649,383)	(634,981)	(203,563)	(206,762)
Maintenance cost (services and materials)	(748,686)	(769,544)	(274,915)	(196,929)
Outsourced services	(674,685)	(612,718)	(246,740)	(204,570)
Depreciation, amortization and depletion (Note 12 b)	(672,369)	(537,394)	(228,879)	(172,315)
Other (*)	(472,032)	(184,095)	(254,904)	60,322
	(6,471,662)	(5,808,901)	(2,325,307)	(1,856,084)
Classified as:
Cost of sales (Note 26)	(5,989,770)	(5,302,870)	(2,158,245)	(1,713,932)
Selling expenses (Note 26)	(233,420)	(245,228)	(86,123)	(67,096)
General and administrative expenses (Note 26)	(248,472)	(260,803)	(80,939)	(75,056)
	(6,471,662)	(5,808,901)	(2,325,307)	(1,856,084)

(*) Included increase/reduction in finished goods and work in process.

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24.   OTHER OPERATING INCOME (EXPENSES)

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Other operating income
Sale of Riversdale shares (Note 11)		698,164
PIS/COFINS/ICMS untimely credits	16,096		407
Discount to present value - taxes		9,694		1,371
Law suit indemnities/wins	19,735	2,730	1,258	1,398
Reversal of provisions	1,953		782
Dividends received from third parties	308	9,584		6,536
Other income	42,278	42,337	20,669	16,634
	80,370	762,509	23,116	25,939
Other operating expenses
Taxes and fees	(80,277)	(39,089)	(24,605)	(13,314)
Effect of REFIS - Law 11,941/09 and MP 470/09		(16,119)
Provision for tax, social security, labor and civil for contingencies, net of reversion	(243,369)	(50,673)	(51,880)	(285)
Contractual, nondeductible fines	(65,257)	(39,926)	(7,523)	(14,209)
Fixed cost of equipment stoppages	(25,033)	(23,196)	(6,265)	(7,198)
Write-off of obsolete assets	(52,571)	(42,805)	(15,382)	(22,379)
Expenses on studies and project engineering	(39,090)	(30,749)	(13,849)	(13,616)
Pension plan (Note 28 c)	(5,256)	(50,144)		(16,952)
Healthcare plan (Note 28 e)	(26,921)	(28,176)	(9,867)	(7,989)
Impairment loss adjustment		(60,861)		(60,861)
Impairment of available-for-sale security (Note 15 II)	(2,022,793)
Other expenses	(29,443)	(47,233)	(8,608)	(14,802)
	(2,590,010)	(428,971)	(137,979)	(171,605)
Other operating income (expenses)	(2,509,640)	333,538	(114,863)	(145,666)

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Other operating income
Sale of securities		116,336
PIS/COFINS/ICMS untimely credits	9,059		407
Law suit indemnities/wins	19,261	2,354	792	1,398
Rentals and leases	2,457	2,521	745	861
Reversal of provisions	36,033		(2,728)
Discount to present value - taxes		9,694		1,371
Dividends received from third parties		2,628		447
Other income	5,971	9,160	2,391	7,236
	72,781	142,693	1,607	11,313
Other operating expenses
Taxes and fees	(11,683)	(5,346)	(5,848)	(1,441)
Effect of REFIS - Law 11,941/09 and MP 470/09		(16,119)
Provision for tax, social security, labor and civil for contingencies, net of reversion	(234,768)	(40,660)	(51,953)	16,016
Contractual, nondeductible fines	(69,611)	(48,389)	(10,422)	(14,770)
Fixed cost of equipment stoppages	(19,624)	(21,097)	(5,832)	(6,353)
Write-off of obsolete assets	(22,400)	(21,994)	(5,663)	(12,744)
Expenses on studies and project engineering	(35,151)	(30,721)	(12,050)	(13,588)
Pension plan	(5,218)	(46,840)		(15,835)
Healthcare plan	(26,905)	(28,167)	(9,862)	(7,975)
Impairment of available-for-sale security	(1,245,024)
Other expenses	(6,385)	(32,970)	(1,659)	(10,340)
	(1,676,769)	(292,303)	(103,289)	(67,030)
Other operating income (expenses)	(1,603,988)	(149,610)	(101,682)	(55,717)

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25.   FINANCE INCOME (COSTS)

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Finance income:
Related parties	8,299	24,716	1,860	2,055
Income from short-term investments	182,886	398,029	51,996	146,316
Other income	90,033	127,105	30,056	72,569
	281,218	549,850	83,912	220,940
Finance costs:
Borrowings and financing - foreign currency	(529,131)	(467,312)	(184,467)	(112,790)
Borrowings and financing - local currency	(1,197,255)	(1,156,513)	(359,828)	(540,058)
Related parties	(298,565)	(289,641)	(101,431)	(97,460)
Capitalized interest (Notes 12 and 32)	297,471	257,965	94,664	114,896
Losses on derivatives (*)	(7,827)	(16,337)	(1,920)	(5,466)
Effect of REFIS - Law 11,941/09 and MP 470/09, net		(77,335)
Interest, fines and late payment charges	(123,790)	(191,060)	(33,275)	(61,621)
Other finance costs	(127,975)	(147,907)	(40,672)	(61,997)
	(1,987,072)	(2,088,140)	(626,929)	(764,496)
Inflation adjustments:
- Gains	6,944	5,515	934	4,607
- Losses	(99,540)	(25,798)	(7,340)	(21,994)
	(92,596)	(20,283)	(6,406)	(17,387)
Exchange gains (losses):
- On assets	1,030,267	1,730,582	148,423	2,400,133
- On liabilities	(684,532)	(1,564,596)	(83,979)	(2,301,062)
- Exchange gains (losses) on derivatives (*)	9,939	(116,013)	(11,698)	121,372
	355,674	49,973	52,746	220,443
Inflation adjustment and exchange gains
(losses), net	263,078	29,690	46,340	203,056

Finance costs, net	(1,442,776)	(1,508,600)	(496,677)	(340,500)

(*) Statement of gains and losses on derivative transactions
CDI to USD sw ap	17,308	(127,638)	1,002	84,491
EUR to USD sw ap	(731)	2,817	(6,585)	18,444
Other	(6,638)	8,808	(6,115)	18,437
	9,939	(116,013)	(11,698)	121,372
Libor to CDI sw ap	(7,827)	(16,337)	(1,920)	(5,466)
	(7,827)	(16,337)	(1,920)	(5,466)
	2,112	(132,350)	(13,618)	115,906

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	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Finance income:
Related parties	80,558	56,457	17,074	5,680
Income from short-term investments	7,682	53,890	(4,685)	25,581
Other income	66,522	96,138	19,177	64,228
	154,762	206,485	31,566	95,489
Finance costs:
Borrowings and financing - foreign currency	(57,029)	(67,936)	(18,844)	(22,421)
Borrowings and financing - local currency	(926,080)	(850,947)	(282,043)	(369,323)
Related parties	(1,083,383)	(1,084,765)	(360,223)	(220,629)
Capitalized interest	207,450	185,221	71,739	90,196
Losses on derivatives (*)	(7,827)	(16,337)	(1,920)	(5,466)
Effect of REFIS - Law 11,941/09 and MP 470/09, net		(77,335)
Interest, fines and late payment charges	(118,620)	(185,666)	(32,098)	(62,938)
Other finance costs	(119,781)	(120,544)	(39,060)	(50,866)
	(2,105,270)	(2,218,309)	(662,449)	(641,447)

Inflation adjustments:
- Gains	3,083	941	678	71
- Losses	(7,666)	(9,705)	387	(3,306)
	(4,583)	(8,764)	1,065	(3,235)
Exchange gains (losses):
- On assets	286,822	127,475	5,864	183,222
- On liabilities	(669,400)	(845,127)	(38,021)	(1,368,865)
	(382,578)	(717,652)	(32,157)	(1,185,643)
Inflation adjustment and exchange gains (losses),	(387,161)	(726,416)	(31,092)	(1,188,878)
Finance costs, net	(2,337,669)	(2,738,240)	(661,975)	(1,734,836)

(*) Statement of gains and losses on derivative transactions
Libor to CDI sw ap	(7,827)	(16,337)	(1,920)	(5,466)
	(7,827)	(16,337)	(1,920)	(5,466)
	(7,827)	(16,337)	(1,920)	(5,466)

26.   SEGMENT INFORMATION

According to the Company’s structure, its businesses are distributed into five (5) operating segments.

•          Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1,1 million metric tons of steel/year.

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For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•          Mining

This segment encompasses the activities of iron ore and tin mining. The high-quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the Company’s subsidiary Nacional Minérios S.A.  (Namisa), which has its own mines, also of excellent quality, and also sells third party iron ore. Furthermore, CSN also owns Estanho de Rondônia S.A.  (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•          Logistics

i. Railroad

 CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1.674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) Transnordestina Logística

Together, CSN and the federal government are making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project further includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system. This railway system covers 4.238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the Pecém and Suape ports, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

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ii. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

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	Nine-month period ended
	9/30/2012
			Logistics				Corporate
	Steel	Mining	Ports	Railroads	Energy	Cement	expenses/ elimination	Consolidated

Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	4,323,107	14,499,337				1,488,694
Revenues
Domestic market	6,240,795	472,360	109,085	795,333	167,881	289,318	(351,824)	7,722,948
Foreign market	1,726,760	2,712,163					137,869	4,576,792
	7,967,555	3,184,523	109,085	795,333	167,881	289,318	(213,955)	12,299,740
Cost of sales and services (Note 23)	(6,562,517)	(1,680,473)	(61,379)	(541,471)	(105,640)	(219,734)	334,171	(8,837,043)
Gross profit	1,405,038	1,504,050	47,706	253,862	62,241	69,584	120,216	3,462,697
Selling and administrative expenses (Note 23)	(467,748)	(50,721)	(15,280)	(70,769)	(16,412)	(52,182)	(359,735)	(1,032,847)
Depreciation (Note 12 b)	566,964	140,951	4,919	103,694	12,979	19,663	30,466	879,636
Adjusted EBITDA	1,504,254	1,594,280	37,345	286,787	58,808	37,065	(209,053)	3,309,486

	9/30/2012
			Logistics				Corporate
	Steel	Mining	Ports	Railroads	Energy	Cement	expenses/ elimination	Consolidated

Sales by geographical area
Asia	19,183	2,031,648					86,734	2,137,565
North America	453,926	16,589					3,381	473,896
Latin America	159,870							159,870
Europe	1,082,864	663,926					47,754	1,794,544
Other	10,917							10,917
Foreign market	1,726,760	2,712,163					137,869	4,576,792
Domestic market	6,240,795	472,360	109,085	795,333	167,881	289,318	(351,824)	7,722,948
TOTAL	7,967,555	3,184,523	109,085	795,333	167,881	289,318	(213,955)	12,299,740

	Three-month period ended
	9/30/2012
			Logistics				Corporate
	Steel	Mining	Ports	Railroads	Energy	Cement	expenses/ elimination	Consolidated

Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	1,589,211	4,769,908				557,998
Revenues
Domestic market	2,337,824	141,941	41,206	284,184	55,637	108,580	(124,633)	2,844,739
Foreign market	579,084	795,297					48,054	1,422,435
	2,916,908	937,238	41,206	284,184	55,637	108,580	(76,579)	4,267,174
Cost of sales and services (Note 23)	(2,322,857)	(570,924)	(21,000)	(183,313)	(39,999)	(75,604)	110,307	(3,103,390)
Gross profit	594,051	366,314	20,206	100,871	15,638	32,976	33,728	1,163,784
Selling and administrative expenses (Note 23)	(215,938)	(16,080)	(5,255)	(25,027)	(5,421)	(15,767)	(108,012)	(391,500)
Depreciation (Note 12 b)	189,305	47,773	1,714	34,775	4,258	6,339	19,440	303,604
Adjusted EBITDA	567,418	398,007	16,665	110,619	14,475	23,548	(54,844)	1,075,888

	9/30/2012
			Logistics				Corporate
	Steel	Mining	Ports	Railroads	Energy	Cement	expenses/ elimination	Consolidated

Sales by geographical area
Asia	13,900	621,807					26,677	662,384
North America	151,145	16,589					3,381	171,115
Latin America	63,037							63,037
Europe	348,901	156,901					17,996	523,798
Other	2,101							2,101
Foreign market	579,084	795,297					48,054	1,422,435
Domestic market	2,337,824	141,941	41,206	284,184	55,637	108,580	(124,633)	2,844,739
TOTAL	2,916,908	937,238	41,206	284,184	55,637	108,580	(76,579)	4,267,174

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

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	Nine-month period ended
	9/30/2011
			Logistics
	Steel	Mining	Ports	Railroads	Energy	Cement	elimination
Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	3,699,349	17,041,734				1,281,274
Revenues
Domestic market	6,106,938	652,066	106,138	761,490	125,103	242,748	(305,727)	7,688,756
Foreign market	1,010,072	3,662,195					(8,129)	4,664,138
	7,117,010	4,314,261	106,138	761,490	125,103	242,748	(313,856)	12,352,894
Cost of sales and services (Note 23)	(5,192,364)	(1,507,679)	(61,559)	(488,411)	(66,857)	(189,377)	263,827	(7,242,420)
Gross profit	1,924,646	2,806,582	44,579	273,079	58,246	53,371	(50,029)	5,110,474
Selling and administrative expenses (Note 23)	(345,780)	(51,892)	(12,681)	(62,519)	(18,809)	(49,099)	(242,086)	(782,866)
Depreciation (Note 12 b)	443,187	117,313	4,220	77,788	16,873	16,082	2,504	677,967
Adjusted EBITDA	2,022,053	2,872,003	36,118	288,348	56,310	20,354	(289,611)	5,005,575

	9/30/2011
			Logistics				Corporate
	Steel	Mining	Ports	Railroads	Energy	Cement	expenses/ elimination	Consolidated

Sales by geographical area
Asia	15,633	3,137,099						3,152,732
North America	373,136							373,136
Latin America	119,173							119,173
Europe	469,787	525,096						994,883
Other	32,343						(8,129)	24,214
Foreign market	1,010,072	3,662,195					(8,129)	4,664,138
Domestic market	6,106,938	652,066	106,138	761,490	125,103	242,748	(305,727)	7,688,756
TOTAL	7,117,010	4,314,261	106,138	761,490	125,103	242,748	(313,856)	12,352,894

	Three-month period ended
	9/30/2011
			Logistics				Corporate
	Steel	Mining	Ports	Railroads	Energy	Cement	expenses/ elimination	Consolidated

Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	1,179,819	6,088,457				517,987
Revenues
Domestic market	1,989,590	207,161	37,618	273,286	59,445	97,523	(106,828)	2,557,795
Foreign market	310,206	1,373,741					(1,048)	1,682,899
	2,299,796	1,580,902	37,618	273,286	59,445	97,523	(107,876)	4,240,694
Cost of sales and services (Note 23)	(1,730,580)	(566,061)	(20,319)	(181,565)	(37,490)	(80,205)	94,100	(2,522,120)
Gross profit	569,216	1,014,841	17,299	91,721	21,955	17,318	(13,776)	1,718,574
Selling and administrative expenses (Note 23)	(114,723)	(14,239)	(4,025)	(22,692)	(6,594)	(18,104)	(56,742)	(237,119)
Depreciation (Note 12 b)	141,590	39,266	1,414	25,939	5,623	6,546	1,347	221,725
Adjusted EBITDA	596,083	1,039,868	14,688	94,968	20,984	5,760	(69,171)	1,703,180

	9/30/2011
			Logistics				Corporate
	Steel	Mining	Ports	Railroads	Energy	Cement	expenses/ elimination	Consolidated

Sales by geographical area
Asia	8,928	1,117,676						1,126,604
North America	126,014							126,014
Latin America	52,931							52,931
Europe	104,295	256,065						360,360
Other	18,038						(1,048)	16,990
Foreign market	310,206	1,373,741					(1,048)	1,682,899
Domestic market	1,989,590	207,161	37,618	273,286	59,445	97,523	(106,828)	2,557,795
TOTAL	2,299,796	1,580,902	37,618	273,286	59,445	97,523	(107,876)	4,240,694

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

The adjusted EBITDA consists of profit for the period plus net finance income (costs), income tax and social contribution, depreciation and amortization, and other operating income (expenses), which are deducted because they mainly refer to non-recurring items of the operation.

The Company’s executive officers use Adjusted EBITDA as a tool to measure the recurring operating cash generation capacity, as well as a means for allowing it to make comparisons with other companies.

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	Consolidated
	Nine-m onth period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Adjusted EBITDA	3,309,486	5,005,575	1,075,888	1,703,180
Depreciation (Note 12 b)	(879,636)	(677,967)	(303,604)	(221,725)
Other operating income (expenses)(Note 24)	(2,509,640)	333,538	(114,863)	(145,666)
Share of profits (losses) of subsidiaries	(79)		(79)
Finance costs (Note 25)	(1,442,776)	(1,508,600)	(496,677)	(340,500)
Profit before taxes	(1,522,645)	3,152,546	160,665	995,289
Income tax and social contribution (Note 9)	725,934	(302,459)	(1,570)	101,941
Profit for the period	(796,711)	2,850,087	159,095	1,097,230

27.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year (after the stock split), excluding the common shares purchased and held as treasury shares, as follows:

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
	Common shares		Common shares
Profit for the period
Attributable to owners of the Company	(751,952)	2,874,190	169,714	1,118,187
Attributable to non-controlling interests	(44,759)	(24,103)	(10,619)	(20,957)
	(796,711)	2,850,087	159,095	1,097,230
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted earnings per share	(0.51575)	1.97136	0.11640	0.76695

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	(751,952)	2,874,190	169,714	1,118,187
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted earnings per share	(0.51575)	1.97136	0.11640	0.76695

28.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the

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new Mixed Plan. In addition, all active employees who were participants of the old defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of September 30, 2012 CBS had 33,006 participants (31,482 as of December 31, 2011), of whom 18,203 were active contributors (16,603 as of December 31, 2011), 9,626 were retired employees (9,705 as of December 31, 2011), and 5,177 were related beneficiaries (5,174 as of December 31, 2011). Out of the total participants as of September 30, 2012, 13,488 belonged to the defined benefit plan and 19,518 to the mixed plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of September 30, 2012 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2011). The total plan assets of the entity amounted to R$3.9 billion as of September 30, 2012 (R$3.8 billion as of December 31, 2011). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

a.      Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan, aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

CBSPrev Namisa plan

This plan began on January 6, 2012 and is a defined contribution plan, with a small portion of defined benefit. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) a percentage of up to 25% in a bullet payment and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

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b.      Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

c.      Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the interim financial statements pursuant to CPC 33 and IAS 19 Employee Benefits.

	Consolidated
	9/30/2012	12/31/2011
Obligations recognized in the balance sheet
Pension plan benefits	11,673	11,673
Post-employment healthcare benefits	457,377	457,377
	469,050	469,050

The reconciliation of employee benefits’ assets and liabilities is as follows:

12/31/2011
Present value of defined benefit obligations	(2,153,649)
Fair value of plan assets	2,384,450
(Deficit)/surplus	230,801
Restriction to actuarial assets due to recovery limitation	(174,926)
(Liabilities)/assets, net	55,875
Liabilities	(11,673)
Assets (*)	67,548
Net (liabilities)/assets recognized in balance sheet	(11,673)

Changes in the present value of defined benefit obligation during 2011 are as follows:

12/31/2011
Present value of obligations at the beginning of the year	1,982,556
Cost of services	5,579
Interest cost	202,242
Benefits paid	(178,403)
Actuarial loss/(gain)	141,675
Other
Present value of obligations at the end of the year	2,153,649

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Changes in the fair values of plan assets during 2011 are as follows:

12/31/2011
Fair value of assets at the beginning of the year	2,316,018
Expected return on plan assets	260,163
Sponsors' contributions	67,709
Participants' contributions
Benefits paid	(178,402)
Actuarial (gains) losses	(81,038)
Fair value of assets at the end of the year	2,384,450

The amounts recognized in the income statement for the year ended December 31, 2011 are comprised as follows:

12/31/2011
Cost of current services	(5,579)
Interest cost	(202,242)
Expected return on plan assets	260,163
Sponsors' contributions transferred in prior year	67,710
120,052
Total unrecognized revenue (*)	103,678
Total (cost)/revenue recognized in the income statement	16,374
Total (costs)/revenues, net	120,052

(*) The Company did not recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans because there is no clear evidence of its realization, in accordance with paragraph 59 (c) of CPC 33 and IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2011 are as follows:

12/31/2011
Actuarial gains and (losses)	(222,712)
Restriction due to recovery limitation	105,655
(117,057)
Actuarial gains and (losses) recognized in other comprehensive income	(28,048)
Unrecognized actuarial gains/(losses) (*)	(89,009)
Total cost of actuarial (gains) and losses	(117,057)

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligations	(2,153,649)	(1,982,556)	(1,731,767)	(1,415,029)
Fair value of plan assets	2,384,450	2,316,018	2,160,158	1,396,350
Surplus	230,801	333,462	428,391	(18,679)
Experience adjustments to plan obligations	141,675	225,341	287,146
Experience adjustments to plan assets	(81,038)	40,669	664,341

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The main actuarial assumptions used were as follows:

12/31/2011
Actuarial financing method	Projected unit credit
Functional currency	Real (R$)
Recognition of plan assets	Fair value
Best estimate for equity at the end of the
fiscal year, obtained based on a
Amount used as estimate of equity at the end of the year	projection of October amounts recorded
Discount rate	10.46%
Inflation rate	4.6%
Nominal salary increase rate	5.65%
Nominal benefit increase rate	4.6%
Rate of return on investments	11.52% - 12.24%
General mortality table	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities
multiplied by 2
Disability mortality table	Winklevoss - 1%
Turnover table	Millennium plan 2% p.a., nil for DB plans
100% on first date he/she becomes
eligible for programmed retirement benefit
Retirement age	under plan
95% will be married at the time of
retirement, with the wife being 4 years
Household of active participants	younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

12/31/2011
Longevity at age of 65 for current participants
Male	19.55
Female	22.17

Allocation of plan assets:

		12/31/2011
Variable income	360,958	15.14%
Fixed income	1,756,831	73.68%
Real estate	190,756	8.00%
Other	75,905	3.18%
Total	2,384,450	100.00%

Expected long-term return on plan assets:

12/31/2011
Variable income	18.05%
Fixed income	10.53%
Real estate	10.34%
Other	10.34%
Total	11.78%

The actual return on plan assets was R$179,126 as of December 31, 2011.

Variable-income assets comprise mainly CSN shares.

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Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of September 30, 2012 was R$5,256 (R$50,144 as of September 30, 2011).

For the mixed plan, which has defined contribution components, the expense as of September 30, 2012 was R$23,546 (R$18,805 as of September 30, 2011).

d.      Expected contributions

Expected contributions of R$69,244 will be paid to defined benefits plans in 2012.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$27,500 will be paid in 2012.

e.      Post-employment health care plan

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents.  The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	9/30/2012	12/31/2011
Present value of obligations	457,377	457,377
Liabilities	457,377	457,377

The reconciliation of liabilities for healthcare benefits is as follows:

12/31/2011
Actuarial liabilities at the beginning of the year	367,839
Interest on actuarial obligation	39,616
Sponsors' contributions transferred in prior year	(34,653)
Recognition of (gain)/loss for the year	84,575
Actuarial liabilities at the end of the year	457,377

For the post-employment healthcare benefit plan, the expense as of September 30, 2012 was R$26,921 (R$28,176 as of September 30, 2011).

The actuarial gains and losses recognized in Shareholders’ Equity are as follows:

12/31/2011
Actuarial loss on obligation	84,575
Loss recognized in equity	84,575

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The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligation	(457,377)	(367,839)	(317,145)	(296,608)
(Deficit)/surplus	(457,377)	(367,839)	(317,145)	(296,608)
Experience adjustments to plan obligations	84,575	48,301	17,232	9,023

(**) IAS 19/CPC33 requires disclosure of the history for five (5) years, although this does not have to be retrospectively applied for a first-time adopter of IFRS/CPC.

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2011
	Increase	Decrease
Effect on total cost of current service and finance cost
Effect on defined benefit obligation	42,032	(35,916)

The actuarial assumptions used for calculating postemployment healthcare benefits were:

12/31/2011
Biometrics
General mortality table	AT 2000 segregated by gender
Turnover	N/A
Household	Actual household

Financial	12/31/2011
Actuarial nominal discount rate	10.46%
Inflation	4.6%
Increase in medical cost based on age	4.6%
Nominal medical costs grow th rate	2.31%
Average medical cost	299.69

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29.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			9/30/2012	12/31/2011	9/30/2012	12/31/2011	9/30/2012	12/31/2011	9/30/2012	12/31/2011
		Up to 5/8/2028
Transnordestina	R$	and undefined	1,571,524	1,358,657	1,800	1,800	4,866	7,686	1,578,190	1,368,143
		Up to
		11/18/2014 and
CSN Cimentos	R$	undefined			24,813	30,213	42,397	30,097	67,210	60,310
		Up to 2/7/2014
Prada	R$	and undefined			10,133	9,958	20,075	2,440	30,208	12,398
Sepetiba Tecon	R$			700						700
Itá Energética	R$	9/15/2013	7,326	7,326					7,326	7,326
		Up to
		12/30/2012 and
CSN Energia	R$	undefined			4,192	2,392		2,336	4,192	4,728
Congonhas Minérios	R$	21/5/2018	2,000,000	2,000,000					2,000,000	2,000,000
Fundação CSN	R$	undefined	1,003						1,003
Total em R$			3,579,853	3,366,683	40,938	44,363	67,338	42,559	3,688,129	3,453,605
CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,000,000					1,200,000	1,000,000
Total em US$			3,900,000	3,700,000					3,900,000	3,700,000
CSN Steel S.L.	EUR	1/31/2020	120,000						120,000
Total in EUR			120,000						120,000
Total in R$			8,232,648	6,940,460					8,232,648	6,940,460
			11,812,501	10,307,143	40,938	44,363	67,338	42,559	11,920,777	10,394,065

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30.   COMMITMENTS

a.      Take-or-pay contracts

As of September 30, 2012, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the
			period
Concessionaire	Type of service	Agreement terms and conditions	2011	2012	2012	2013	2014	2015	After 2015	Total

MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railw ay freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	117,211	127,869	21,255	85,022	85,022	85,022	42,511	318,832

MRS Logística	Steel products transportation.	Transportation of at least 80% of annual volume agreed w ith MRS.	4,913	51,323	14,691	58,762	58,762	58,762	24,484	215,461

MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	40,979	12,004	33,353					33,353

FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.	1,324	661	15,771	63,085				78,856

FCA	FCA railw ay transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	1,071	2,578	11,640	27,300	27,300	27,300	118,301	211,841

ALL	Railway transportation of steel products.	Rail transportation of at least 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	10,847	8,999	1,370					1,370

White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	73,035	91,851	18,221	72,886	72,886	72,886	72,886	309,765

CEG Rio	Supply of natural gas.	CSN undertakes to buy at least 70% of the monthly natural gas volume.	329,038	339,079	69,796					69,796

Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	267,726	326,515	30,539	122,154	81,436			234,129

Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted w ith Compagás.	11,851	13,662	3,791	15,162	15,162	15,162	136,460	185,737

COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	9,477	11,130	1,872	7,487	7,487	7,487	39,934	64,267

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	4,714	5,761	1,768	7,074	7,074	7,074	51,285	74,275

Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	30,091	30,539	7,500	30,000	15,000			52,500

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	31,820	33,894	8,081	18,856				26,937
			934,097	1,055,865	239,648	507,788	370,129	273,693	485,861	1,877,119

b.      Concession agreements

Minimum future payments related to government concessions as of September 30, 2012 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2012	2013	2014	2015	Ater 2015	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	21,642	80,171	80,171	80,171	821,757	1,083,912

Transnordestina	30-year concession granted on December 31, 1997, renew able for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	1,733	6,930	6,930	6,930	79,119	101,642

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	23,612	117,913	125,922	125,922	881,455	1,274,824
Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	5,960	23,838	23,838	23,838	238,384	315,858
		52,947	228,852	236,861	236,861	2,020,715	2,776,236

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31.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2012, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2012 to June 30, 2013. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de cargas Tecar, Terminal Tecon, Namisa and CSN Cimentos. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of a review of interim financial statements and, accordingly, were not reviewed by our independent auditors.

32.   ADDITIONAL INFORMATION TO CASH FLOWS

	Consolidated		Parent Company
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Income tax and social contribution paid	139,668	134,621		99,598
Addition to PP&E w ith interest capitalization	297,471	257,965	207,450	185,221
Purchase of PP&E w ithout increasing cash			373,673
	437,139	392,586	581,123	284,819

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REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúgica Nacional (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR),for the three-month period ended September 30, 2012, which comprises the balance sheet as of September 30, 2012 and the related statements of income and of comprehensive income for the three and nine-month periods then ended and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Information and of the consolidated interim financial information in accordance with technical pronouncement CPC 21  and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21, applicable to the preparation of the Interim Financial Information (ITR),and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR),and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA) for the nine-month period ended September 30, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards -IFRS, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

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Review of individual and consolidated interim financial information for the three-month period ended September 30, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the three and nine-month periods ended September 30, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, whose report, without qualification, was issued and dated on October 27, 2011. The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on March 26, 2012.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 31, 2012

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.